UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

March 31, 2023

.

1

2

Report on the review of quarterly information

To

Directors and Shareholders of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Cosan S.A. (“Company”) for the quarter ended March 31, 2023, comprising the statement of financial position as of March 31, 2023 and the related statements of profit or loss, of comprehensive income of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Officers are responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

3

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2023, prepared under Company’s Officers responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, according with the criteria of NBC TG 09 and consistently with the overall individual and consolidated interim financial information.

São Paulo, May 15, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC-SP-034519/O

Clinton L. Fernandes

Accountant CRC-SP-205541/O

4

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Assets
Cash and cash equivalents	5.2	745,821	1,348,461	11,385,426	13,301,716
Restricted cash	5.3	—	—	7,813	8,024
Marketable securities	5.3	540,843	724,050	3,263,805	2,422,470
Trade receivables	5.7	—	—	3,806,239	3,769,908
Derivative financial instruments	5.6	27,673	—	341,371	1,086,698
Inventories	7	—	—	1,916,647	1,869,059
Receivables from related parties	5.8	375,619	381,547	231,068	235,541
Income tax receivable		284,203	272,130	605,350	560,789
Other current tax receivable	6	8,348	8,366	1,159,300	1,324,203
Dividend receivable	17	578,957	609,456	199,228	161,147
Sectorial financial assets	5.10	—	—	134,162	148,955
Other financial assets		—	—	86,744	88,961
Other current assets		127,489	119,266	600,251	560,080
		2,688,953	3,463,276	23,737,404	25,537,551
Current assets held for sale	8	30,116	—	170,706	40,383
Current assets		2,719,069	3,463,276	23,908,110	25,577,934

Trade receivables	5.7	—	—	148,161	157,634
Marketable securities	5.3	—	—	17,784,018	19,677,296
Restricted cash	5.3	36,178	35,039	147,317	131,909
Deferred tax assets	15	2,070,068	1,857,620	4,613,907	4,474,124
Receivables from related parties	5.8	359,166	355,793	237,481	241,001
Income tax receivable		—	—	508,797	434,886
Other non-current tax receivable	6	32,244	31,774	1,089,019	1,074,923
Judicial deposits	16	359,730	360,563	827,160	814,444
Derivative financial instruments	5.6	1,195,762	1,368,809	3,063,519	3,065,054
Sectorial financial assets	5.10	—	—	225,604	193,378
Other non-current assets		64,257	62,432	251,712	201,811
Other financial assets		—	—	1,849	277
Investments in subsidiaries and associates	9.1	30,237,662	31,230,371	2,923,727	2,913,943
Investment in joint venture	10	1,318,067	1,266,926	11,671,644	11,221,356
Property, plant and equipment	11.1	44,166	46,044	19,418,245	18,948,436
Intangible assets and goodwill	11.2	2,941	2,247	22,415,460	22,121,942
Contract asset	11.3	—	—	760,859	1,118,715
Right-of-use assets	11.4	24,983	23,032	7,910,568	8,012,869
Investment properties	11.5	—	—	14,047,331	14,103,060
Non-current assets		35,745,224	36,640,650	108,046,378	108,907,058

Total assets		38,464,293	40,103,926	131,954,488	134,484,992

The accompanying notes are an integral part of these interim financial statements.

5

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Liabilities
Loans, borrowings and debentures	5.4	719,533	802,549	4,550,708	4,542,205
Leases	5.5	8,519	7,676	558,445	550,529
Derivative financial instruments	5.6	206,883	—	1,210,760	1,039,357
Trade payables	5.9	1,691	115,146	3,777,926	4,318,362
Employee benefits payables		17,946	49,301	447,965	659,521
Income tax payables		11,519	7,876	1,480,343	204,387
Other taxes payable	14	143,189	141,216	687,098	760,041
Dividends payable	17	279,979	279,979	806,370	892,006
Concessions payable	13	—	—	269,655	256,759
Related party payables	5.8	152,143	1,237,490	363,467	387,736
Sectorial financial liabilities	5.10	—	—	67,119	67,419
Other financial liabilities	5	—	—	670,414	924,562
Other current liabilities		555,464	543,084	2,043,411	1,195,329
		2,096,866	3,184,317	16,933,681	15,798,213
Liabilities related to assets held for sale	8	—	—	8,835	—
Current liabilities		2,096,866	3,184,317	16,942,516	15,798,213
Loans, borrowings and debentures	5.4	4,683,642	4,673,079	48,068,444	48,445,011
Leases	5.5	23,790	22,689	2,877,507	2,981,629
Derivative financial instruments	5.6	452,270	618,947	2,417,798	4,251,575
Trade payables	5.9	—	—	63,000	61,489
Other taxes payable	14	151,021	148,620	155,910	153,688
Provision for legal proceedings	16	357,136	349,357	1,794,067	1,801,186
Concessions payable	13	—	—	3,192,550	3,094,651
Investments with unsecured liabilities	9.1	129,673	146,473	—	—
Related party payables	5.8	9,854,255	9,221,407	—	—
Post-employment benefit	23	280	312	580,902	575,840
Deferred tax liabilities	15	—	—	5,226,645	5,469,368
Sectorial financial liabilities	5.10	—	—	1,616,989	1,549,197
Deferred revenue		—	—	30,850	624,801
Other financial liabilities	5	—	—	29,985	29,985
Other non-current liabilities		1,110,467	1,085,558	1,464,305	1,478,960
Non-current liabilities		16,762,534	16,266,442	67,518,952	70,517,380
Total liabilities		18,859,400	19,450,759	84,461,468	86,315,593

Shareholders' equity	17
Share capital		8,402,544	8,402,544	8,402,544	8,402,544
Treasury shares		(107,253)	(107,140)	(107,253)	(107,140)
Additional paid-in capital		2,359,323	2,319,928	2,359,323	2,319,928
Accumulated other comprehensive income		384,121	567,546	384,121	567,546
Retained earnings		9,470,289	9,470,289	9,470,289	9,470,289
Loss for the period		(904,131)	—	(904,131)	—

Equity attributable to:
Owners of the Company		19,604,893	20,653,167	19,604,893	20,653,167
Non-controlling interests	9.2	—	—	27,888,127	27,516,232
Total shareholders' equity		19,604,893	20,653,167	47,493,020	48,169,399
Total liabilities and shareholders' equity		38,464,293	40,103,926	131,954,488	134,484,992

The accompanying notes are an integral part of these interim financial statements

6

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Net sales	19	—	—	9,631,327	7,904,887
Cost of sales	20	—	—	(7,132,517)	(6,189,236)
Gross profit		—	—	2,498,810	1,715,651

Selling expenses	20	—	—	(339,733)	(176,389)
General and administrative expenses	20	(86,641)	(65,192)	(549,783)	(385,826)
Other income (expense), net	21	18,187	(28,611)	361,893	(100,716)
Operating expenses		(68,454)	(93,803)	(527,623)	(662,931)

Profit before equity in earnings of investees finance results and income taxes		(68,454)	(93,803)	1,971,187	1,052,720

Interest in earnings of associates	9.1	(581,069)	662,580	52,964	11,399
Interest in earnings of joint venture	10	128,386	82,792	1,130,415	82,792
Equity in earnings of investees		(452,683)	745,372	1,183,379	94,191

Finance expenses		(428,483)	(309,687)	(4,255,260)	(734,188)
Finance income		68,474	50,012	600,662	579,076
Foreign exchange, net		243,142	1,582,295	585,342	2,754,031
Net effect of derivatives		(509,086)	(1,513,819)	300,142	(3,120,883)
Finance results, net	22	(625,953)	(191,199)	(2,769,114)	(521,964)

Profit (loss) before income taxes		(1,147,090)	460,370	385,452	624,947

Income taxes	15
Current		30,563	—	(1,191,182)	(31,575)
Deferred		212,396	49,820	386,998	(17,536)
		242,959	49,820	(804,184)	(49,111)

Profit (Loss) for the period		(904,131)	510,190	(418,732)	575,836

Profit (Loss) attributable to:
Owners of the Company		(904,131)	510,190	(904,131)	510,190
Non-controlling interests		—	—	485,399	65,646
		(904,131)	510,190	(418,732)	575,836

Earnings per share	18
Basic				(R$0.4844)	R$0.2730
Diluted				(R$0.4888)	R$0.2721

The accompanying notes are an integral part of these interim financial statements.

7

Statement of other comprehensive income

(In thousands of Reais)

	Parent Company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Profit (Loss) for the period	(904,131)	510,190	(418,732)	575,836
Other comprehensive income		—
		—
Items that are or may be reclassified subsequently to profit or loss:		—
Foreign currency translation differences	(184,753)	364,374	(241,448)	294,358
Gain (Loss) on cash flow hedge	1,207	(2,930)	1,585	(2,764)
Change in fair value of financial assets, net of taxes	—	1,451	—	225
	(183,546)	362,895	(239,863)	291,819

Items that will not be reclassified to profit or loss:		—
Actuarial gains with defined benefit plan, net of taxes	121	17,120	3,195	25,939
Deferred taxes	—	—	(1,086)	(8,819)
	121	17,120	2,109	17,120

Total comprehensive income (loss) for the period	(1,087,556)	890,205	(656,486)	884,775

Total comprehensive income (loss) attributable to:
Owners of the Company	(1,087,556)	890,205	(1,087,556)	890,205
Non-controlling interests	—	—	431,070	(5,430)
	(1,087,556)	890,205	(656,486)	884,775

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Unrealized profit	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	20,653,167	27,516,232	48,169,399

Loss for the period	—	—	—	—	—	—	—	—	(904,131)	(904,131)	485,399	(418,732)

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	1,207	—	—	—	—	1,207	378	1,585
Foreign currency translation differences	—	—	—	—	(184,753)	—	—	—	—	(184,753)	(56,695)	(241,448)
Actuarial gain on defined benefit plan	—	—	—	—	121	—	—	—	—	121	1,988	2,109
Total comprehensive income (loss) for the period	—	—	—	—	(183,425)	—	—	—	(904,131)	(1,087,556)	431,070	(656,486)

Transactions with owners of the Company
Contributions and distributions
Funds from capital increase in subsidiary (nota 9.2)	—	—	—	—	—	—	—	—	—	—	21,959	21,959
Gain (loss) on capital increase in a subsidiary (note 9.1 | note 9.2)	—	—	—	12,622	—	—	—	—	—	12,622	(12,622)	—
Share based payments	—	(113)	—	768	—	—	—	—	—	655	1,312	1,967
Dividends	—	—	—	—	—	—	—	—	—	—	(72,661)	(72,661)
Employee share schemes - value of employee services	—	—	—	26,321	—	—	—	—	—	26,321	2,837	29,158
Total contributions and distributions	—	(113)	—	39,711	—	—	—	—	—	39,598	(59,175)	(19,577)

Changes in ownership interests
Change of shareholding interest in subsidiary (Note 9.1)	—	—	—	(316)	—	—	—	—	—	(316)	—	(316)
Total transactions with owners of the Company	—	(113)	—	39,395	—	—	—	—	—	39,282	(59,175)	(19,893)
At March, 31, 2023	8,402,544	(107,253)	737	2,358,586	384,121	58,802	9,240,466	171,021	(904,131)	19,604,893	27,888,127	47,493,020

9

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022

Profit for the period	—	—	—	—	—	—	—	—	—	510,190	510,190	65,646	575,836

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	(2,930)	—	—	—	—	—	(2,930)	166	(2,764)
Foreign currency translation differences	—	—	—	—	364,374	—	—	—	—	—	364,374	(70,016)	294,358
Actuarial gain on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets	—	—	—	—	1,451	—	—	—	—	—	1,451	(1,226)	225
Total comprehensive income for the period	—	—	—	—	380,015	—	—	—	—	510,190	890,205	(5,430)	884,775

Transactions with owners of the Company
Contributions and distributions
Share based payments	—	(159)	—	(6,946)	—	—	—	—	—	—	(7,105)	(1,079)	(8,184)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(18,007)	(18,007)
Business combination	—	—	—	—	—	—	—	—	—	—	—	917,783	917,783
Employee share schemes - value of employee services	—	—	—	17,179	—	—	—	—	—	—	17,179	5,662	22,841
Total contributions and distributions	—	(159)	—	10,233	—	—	—	—	—	—	10,074	904,359	914,433

Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	6,215	—	—	—	—	—	—	6,215	(117,769)	(111,554)
Total changes in ownership interests	—	(159)	—	16,448	—	—	—	—	—	—	16,289	786,590	802,879
At March, 31, 2022	6,365,853	(69,223)	737	(1,674,524)	(141,594)	348,753	9,872,037	171,021	264,181	510,190	15,647,431	14,910,245	30,557,676

10

Statement of cash flow

(In thousands of Reais)

	Note	Parent Company		Consolidated
		03/31/2023	03/31/2022	03/31/2023	03/31/2022
Cash flows from operating activities
Profit (loss) before income taxes		(1,147,090)	460,370	385,452	624,947
Adjustments for:
Depreciation and amortization	20	3,422	3,690	785,219	754,862
Interest in earnings of subsidiaries and associates	9.1	581,069	(662,580)	(52,964)	(11,399)
Interest in earnings of joint venture	10	(128,386)	(82,792)	(1,130,415)	(82,792)
Loss (gain) on disposed assets	21	—	—	(793)	9,272
Share based payment	24	19,562	15,244	39,719	25,734
Provision for legal expenses, receivables, and tax installments	21	22,465	13,973	63,627	93,837
Interest, derivatives, monetary and foreign exchange variations, net		602,506	206,226	3,098,422	825,148
Sectorial financial assets and liabilities, net	5.10	—	—	27,655	24,646
Provisions for employee benefits		13,196	8,206	69,450	67,465
Allowance for expected credit losses		—	—	3,818	7,992
Tax credit recovery		—	—	(4,225)	(28,771)
Others		(49,536)	13,033	(309,775)	(20,362)
		(82,792)	(24,630)	2,975,190	2,290,579
Variation in:
Trade receivables		—	—	(100,241)	(477,799)
Inventories		—	—	(87,749)	57,692
Other taxes, net		1,591	(11,969)	138,448	(16,822)
Income tax		37,611	18,754	(260,208)	(143,674)
Related parties, net		(47,810)	(39,981)	(2,948)	145,011
Suppliers		(113,534)	(2,436)	(324,025)	(154,112)
Employee benefits payables		(44,551)	(29,067)	(279,594)	(215,527)
Provision for legal proceedings		(7,028)	1,228	(81,490)	(41,343)
Derivative financial instruments		—	—	6,662	558
Other financial liabilities		—	—	(194,939)	(30,748)
Judicial deposits		(723)	(505)	(13,778)	5,304
Post-employment benefits		—	—	(9,369)	(31,388)
Other assets and liabilities, net		(18,424)	(31,341)	51,058	(87,091)
		(192,868)	(95,317)	(1,158,173)	(989,939)
Net cash (used in) generated from operating activities		(275,660)	(119,947)	1,817,017	1,300,640

Cash flows (used in) from investing activities
Capital contribution to subsidiaries and associates	9.1	(4,000)	(411,374)	—	(15,000)
Capital reduction in subsidiaries		—	—	—	(1,211,650)
Sale (purchase) of marketable securities		201,828	375,133	(749,572)	125,322
Restricted cash		(1,139)	(756)	(18,719)	(2,884)
Dividends received from subsidiaries and associates	17	266,624	1,419	6,748	3,407
Dividends received from joint venture	17	46,103	517,233	405,926	517,233
Dividends received from finance investment		—	—	457,450	—
Acquisition of instruments designated at fair value		—	—	(2,281)	(33,807)
Additions of property, plant and equipment, intangible and contract assets		(1,010)	(603)	(1,508,133)	(1,075,612)
Receipt of derivative financial instruments, except debt		18,037	—	21,398	—
Payment of derivative financial instruments, except debt		—	—	(4,019)	—
Reclassification of assets held for sale		—	—	(20,926)	—
Others		—	(300)	—	(300)
Net cash generated from (used in) generated in investing activities		526,443	480,752	(1,412,128)	(1,693,291)
11

Statement of cash flow

(In thousands of Reais)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.4	—	—	372,110	2,075,048
Principal repayment of loans, borrowings and debentures	5.4	—	—	(434,343)	(3,965,112)
Payment of interest on loans, borrowings and debentures	5.4	(277,848)	(402,752)	(951,128)	(990,888)
Payment of derivative financial instruments		(302,650)	(321,764)	(759,943)	(409,128)
Receipt of derivative financial instruments		7,962	36,432	7,984	88,249
Costs of banking operations with derivatives	22	—	—	(247,163)	—
Principal repayment of leases	5.5	(1,234)	(1,220)	(156,458)	(86,474)
Payment of interest on leases	5.5	(885)	(1,012)	(51,672)	(51,676)
Proceeds from capital contributions by non-controlling shareholders	9.2	—	—	21,959	1,625
Related parties		(275,446)	(195,181)	—	—
Proceeds from the sale of treasury shares		—	—	—	(25,084)
Acquisition of non-controlling shareholders’ shares		—	(6,082)	—	—
Dividends paid	17	—	—	(102,712)	—
Share options exercised		—	—	(293)	—
Net cash used in financing activities		(850,101)	(891,579)	(2,301,659)	(3,363,440)

Decrease in cash and cash equivalents		(599,318)	(530,774)	(1,896,770)	(3,756,091)

Cash and cash equivalents at the beginning of the period		1,348,461	1,718,077	13,301,716	16,174,130
Effect of the foreign exchange changes on the cash balance and cash equivalents		(3,322)	(118,516)	(19,520)	(334,907)
Cash and cash equivalents at the end of the period		745,821	1,068,787	11,385,426	12,083,132

Additional information
Income tax paid		—	—	532,647	76,632

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the period ended March 31, 2023, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

i.	Recognition of right-of-use assets of R$17,124 (R$52,776 on March 31, 2022), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).

ii.	There was no acquisition of property, plant and equipment and intangible assets with payment in installments on March 31, 2023 (R$35,627 on March 31, 2022).

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Interest received or paid is classified as cash flow from financing activities.

12

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Revenues
Net sales	—	—	11,384,158	9,475,205
Other income (expense), net	47,671	(7,186)	424,246	(32,054)
Impairment gain (loss) on trade receivables	—	—	1,958	(7,992)
	47,671	(7,186)	11,810,362	9,435,159
Inputs purchased from third parties
Cost of goods sold and services rendered	50,298	—	6,869,850	3,412,116
Materials, energy, third-party services and others	—	37,135	480,953	2,970,367
	50,298	37,135	7,350,803	6,382,483

Gross value added	(2,627)	(44,321)	4,459,559	3,052,676
Retention
Depreciation and amortization	3,422	3,690	785,219	754,862
	3,422	3,690	785,219	754,862

Net value added	(6,049)	(48,011)	3,674,340	2,297,814

Value added transferred in
Interest earnings in associates	(581,069)	662,580	52,964	11,399
Interest earnings in joint venture	128,386	82,792	1,130,415	82,792
Finance revenue	68,476	50,012	595,697	509,785
	(384,207)	795,384	1,779,076	603,976

Value added to be distributed	(390,256)	747,373	5,453,416	2,901,790

Distribution of value added
Personnel and payroll charges	56,494	40,445	586,678	442,454
Direct remuneration	52,613	37,763	486,732	359,872
Benefits	2,594	1,786	75,034	67,249
FGTS and others	1,287	896	24,912	15,333

Taxes, fees and contributions	(237,044)	(44,478)	1,886,222	814,086
Federal	(238,849)	(46,051)	1,140,888	258,744
State	—	—	712,886	521,696
Municipal	1,805	1,573	32,448	33,646

Financial expenses and rents	694,425	241,216	3,399,248	1,069,414
Interest and foreign exchange variation	709,328	226,260	3,082,494	992,892
Rents	—	—	39,388	40,018
Others	(14,903)	14,956	277,366	36,504

Equity Remuneration	(904,131)	510,190	(418,732)	575,836
Non-controlling interests	—	—	485,399	65,646
Retained profits (loss)	(904,131)	510,190	(904,131)	510,190

The accompanying notes are an integral part of these interim financial statements.
13

Explanatory Notes to the Financial Statement
(In thousands of Reais, except when otherwise indicated)

1. OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

The Company, through its subsidiary Cosan Oito S.A. ("Cosan Oito"), has financial investments in Vale S.A. ("Vale") representing 4.96% of the total outstanding shares and 4.85% of Vale's total capital stock on March 31, 2023.

1.1. RELEVANTS EVENTS IN THE PERIOD

1.1.1. SALE OF SHARES OF SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, the Company entered into a share purchase agreement providing for the sale of its entire equity interest in Sinlog Tecnologia em Logística S.A. The transaction was completed on May 2, 2023. For more information see note 8.

1.1.2. RUSSIAN-UKRAINIAN CONFLIT

The conflict between Russia and Ukraine initiated in February 2022 is a far-reaching event in the world economy, thus the Company continues to monitor the possible operational impacts, mainly on its commodities, fertilizers and fuels, and consequently on its financial reports. As of the date of issuance of these interim financial statements, we have not experienced significant impacts from this conflict.

2. STATEMENT OF COMPLIANCE

These individual and consolidated interim financial statements were prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. The interim financial statements do not include all the information necessary for a complete set of financial statements prepared in accordance with IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statements.

The presentation of individual and consolidated Statements of Value Added (DVA) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly-held companies by CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2022 were not fully presented in this quarterly information.

The relevant information specific to the interim financial statements, and only these, are being evidenced and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by the Board of Directors on May 15, 2023.

14

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

3. ACCOUNTING POLICIES

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2022. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as described in the last annual financial statements.

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Gas and Power: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of American, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Logistics: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Cosan Investments is divided into two reportable components: (i) Land: management of agricultural properties; and (ii) Other Investments: mining and logistics projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall that specializes in technological innovation.

Reconciliation:

  Cosan Corporate: In addition to the Company's corporate structure, which includes expenses with consulting services, personnel and lawsuits, the Cosan corporate segment includes the investment made in Vale S.A. (“Vale”), as well as other investments.

Even though Raízen is an equity method joint venture that is not proportionally consolidated, Management continues to review segment-specific data. In the column titled "Deconsolidation of joint venture," the reconciliation between these segments is demonstrated.

15

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	March 31, 2023
	Reported segments						Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments
					Land	Other Investments
Statement of profit or loss
Gross sales	58,415,510	5,661,690	3,155,720	2,529,262	142,063	1,722	—	(58,415,510)	(12,975)	11,477,482
Domestic market (i)	58,415,510	5,661,690	2,971,664	2,529,042	142,063	1,722	—	(58,415,510)	(12,975)	11,293,206
Foreign market (i)	—	—	184,056	220	—	—	—	—	—	184,276
Net sales	54,951,266	4,535,004	2,587,173	2,383,828	136,767	1,530	—	(54,951,266)	(12,975)	9,631,327
Cost of sales	(48,006,292)	(3,594,603)	(1,943,646)	(1,603,595)	—	(3,648)	—	48,006,292	12,975	(7,132,517)
Gross profit	6,944,974	940,401	643,527	780,233	136,767	(2,118)	—	(6,944,974)	—	2,498,810
Selling expenses	(1,262,510)	(38,906)	(291,721)	(8,550)	—	(556)	—	1,262,510	—	(339,733)
General and administrative expenses	(842,304)	(197,301)	(137,650)	(102,921)	(17,965)	(17,737)	(76,209)	842,304	—	(549,783)
Other income (expenses), net	489,328	(5,708)	(10,696)	8,952	(2,039)	(17)	371,401	(489,328)	—	361,893
Interest in earnings of associates	(33,814)	52,135	—	829	21,039	—	(942,069)	33,814	921,030	52,964
Interest in earnings of joint venture	—	—	—	—	—	—	1,130,415	—	—	1,130,415
Finance result, net	(1,363,440)	(465,432)	(80,073)	(607,400)	6,202	(709)	(1,621,702)	1,363,440	—	(2,769,114)
Finance expenses	(1,357,398)	(759,590)	(76,806)	(944,378)	(1,695)	2,391	(2,475,182)	1,357,398	—	(4,255,260)
Finance revenue	182,864	199,916	22,684	296,768	7,897	293	73,104	(182,864)	—	600,662
Foreign exchange, net	363,612	47,596	(10,378)	137,084	—	(3,393)	414,433	(363,612)	—	585,342
Derivatives	(552,518)	46,646	(15,573)	(96,874)	—	—	365,943	552,518	—	300,142
Income tax	(1,305,082)	(1,076,599)	(293,768)	(96)	(17,893)	—	584,172	1,305,082	—	(804,184)
Profit (Loss) for the period	2,627,152	(791,410)	(170,381)	71,047	126,111	(21,137)	(553,992)	(2,627,152)	921,030	(418,732)
Profit (Loss) attributed to:
Owners of the Company	2,559,212	(699,089)	(119,249)	22,287	48,793	(19,169)	(1,058,734)	(2,559,212)	921,030	(904,131)
Non-controlling interests	67,940	(92,321)	(51,132)	48,760	77,318	(1,968)	504,742	(67,940)	—	485,399
	2,627,152	(791,410)	(170,381)	71,047	126,111	(21,137)	(553,992)	(2,627,152)	921,030	(418,732)
Other selected data
Depreciation and amortization	1,518,716	206,857	72,082	502,005	69	769	3,437	(1,518,716)	—	785,219
EBITDA	6,814,390	957,478	275,542	1,180,548	137,871	(19,659)	486,975	(6,814,390)	921,030	3,939,785
Additions to PPE, intangible assets and contract assets	4,137,774	527,029	34,073	927,860	11,836	6,325	1,010	(4,137,774)	—	1,508,133

EBITDA reconciliation
Profit (Loss) for the period, net	2,627,152	(791,410)	(170,381)	71,047	126,111	(21,137)	(553,992)	(2,627,152)	921,030	(418,732)
Income taxes	1,305,082	1,076,599	293,768	96	17,893	—	(584,172)	(1,305,082)	—	804,184
Finance result, net	1,363,440	465,432	80,073	607,400	(6,202)	709	1,621,702	(1,363,440)	—	2,769,114
Depreciation and amortization	1,518,716	206,857	72,082	502,005	69	769	3,437	(1,518,716)	—	785,219
EBITDA	6,814,390	957,478	275,542	1,180,548	137,871	(19,659)	486,975	(6,814,390)	921,030	3,939,785

(i)     Domestic market: sales within each entity's country of residence; Foreign market: export sales.

16

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	March 31, 2022
	Reported segments						Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidated effects	Segments eliminations
					Land	Other Investments				Consolidated
Statement of profit or loss
Gross sales	57,215,878	5,077,689	2,092,210	2,333,243	50,686	2,081	—	(57,215,878)	(15,692)	9,540,217
Domestic market (i)	57,215,878	5,077,689	1,938,927	2,277,761	50,686	2,081	—	(57,215,878)	(15,692)	9,331,452
Foreign market (i)	—	—	153,283	55,482	—	—	—	—	—	208,765
Net sales	53,477,656	4,005,830	1,657,694	2,206,362	48,857	1,836	—	(53,477,656)	(15,692)	7,904,887
Cost of sales	(50,976,770)	(3,300,672)	(1,328,188)	(1,573,863)	—	(2,205)	—	50,976,770	15,692	(6,189,236)
Gross profit	2,500,886	705,158	329,506	632,499	48,857	(369)	—	(2,500,886)	—	1,715,651
Selling expenses	(1,170,662)	(38,470)	(129,271)	(6,310)	—	(2,338)	—	1,170,662	—	(176,389)
General and administrative expenses	(674,476)	(140,429)	(62,714)	(100,194)	(10,533)	(15,177)	(56,779)	674,476	—	(385,826)
Other income (expenses), net	50,454	(28,932)	14,871	(54,883)	(3,163)	—	(28,609)	(50,454)	—	(100,716)
Interest in earnings of associates	(23,060)	—	—	7,096	—	(58)	504,122	23,060	(499,761)	11,399
Interest in earnings of joint venture	—	-	—	—	—	—	82,792	—	—	82,792
Finance result, net	(645,660)	(37,376)	1,729	(500,770)	4,796	(18,786)	28,443	645,660	—	(521,964)
Finance expenses	(429,626)	(319,198)	(5,622)	(348,155)	(82)	1,152	(62,283)	429,626	—	(734,188)
Finance revenue	175,152	267,474	10,813	243,140	4,878	827	51,944	(175,152)	—	579,076
Foreign exchange, net	1,999,144	277,106	48,380	890,724	—	(20,765)	1,558,586	(1,999,144)	—	2,754,031
Derivatives	(2,390,330)	(262,758)	(51,842)	(1,286,479)	—	—	(1,519,804)	2,390,330	—	(3,120,883)
Income tax	235,776	22,514	(8,598)	(45,690)	(6,136)	1	(11,202)	(235,776)	—	(49,111)
Profit (Loss) for the period	273,258	482,465	145,523	(68,252)	33,821	(36,727)	518,767	(273,258)	(499,761)	575,836

Profit (Loss) attributed to:
Owners of the Company	207,834	427,656	101,891	(20,241)	16,946	(35,068)	518,767	(207,834)	(499,761)	510,190
Non-controlling interests	65,424	54,809	43,632	(48,011)	16,875	(1,659)	—	(65,424)	—	65,646
	273,258	482,465	145,523	(68,252)	33,821	(36,727)	518,767	(273,258)	(499,761)	575,836
Other selected data
Depreciation and amortization	1,994,856	205,232	21,003	523,749	58	1,111	3,710	(1,994,856)	(1)	754,862
EBITDA	2,677,998	702,559	173,395	1,001,957	35,219	(16,831)	505,236	(2,677,998)	(499,762)	1,901,773
Additions to PPE, intangible assets and contract assets	2,851,078	370,804	5,318	691,996	3,260	3,631	603	(2,851,078)	—	1,075,612

EBITDA reconciliation
Profit (Loss) for the period	273,258	482,465	145,523	(68,252)	33,821	(36,727)	518,767	(273,258)	(499,761)	575,836
Income taxes	(235,776)	(22,514)	8,598	45,690	6,136	(1)	11,202	235,776	—	49,111
Finance result, net	645,660	37,376	(1,729)	500,770	(4,796)	18,786	(28,443)	(645,660)	—	521,964
Depreciation and amortization	1,994,856	205,232	21,003	523,749	58	1,111	3,710	(1,994,856)	(1)	754,862
EBITDA	2,677,998	702,559	173,395	1,001,957	35,219	(16,831)	505,236	(2,677,998)	(499,762)	1,901,773

(i)     Domestic market: sales within each entity's country of residence; Foreign market: export sales.

17

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	March 31, 2023
	Reported segments						Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments
					Lands	Other Investments				Consolidated
Statement of financial position:
Cash and cash equivalents	8,733,396	3,935,777	757,076	5,253,735	28,786	100,841	1,309,211	(8,733,396)	—	11,385,426
Marketable securities	176,530	459,283	148,457	1,957,773	154,747	90,776	18,236,787	(176,530)	—	21,047,823
Trade receivables	8,920,350	1,747,469	1,252,283	613,352	341,296	—	—	(8,920,350)	—	3,954,400
Derivative financial instruments - assets	9,279,328	315,560	—	990,850	—	—	2,098,480	(9,279,328)	—	3,404,890
Inventories	10,236,764	145,796	1,556,503	214,340	—	8	—	(10,236,764)	—	1,916,647
Sectorial financial assets	—	359,766	—	—	—	—	—	—	—	359,766
Other financial assets	213,876	1,849	562	—	—	—	86,182	(213,876)	—	88,593
Other current assets	10,041,104	1,014,941	387,869	731,941	134,918	174,823	1,724,744	(10,041,104)	(1,195,520)	2,973,716
Other non-current assets	11,659,290	875,756	169,411	3,562,532	20,337	776	3,318,342	(11,659,290)	(271,761)	7,675,393
Investments in associates	—	2,541,706	—	375,111	72,582	—	14,755,069	—	(14,820,741)	2,923,727
Investments in joint venture	1,378,852	—	—	—	—	—	11,671,644	(1,378,852)	—	11,671,644
Biological assets	4,140,466	—	—	—	—	—	—	(4,140,466)	—	—
Investment properties	—	—	—	—	14,047,331	—	—	—	—	14,047,331
Contract assets	3,258,850	746,871	13,988	—	—	—	—	(3,258,850)	—	760,859
Right-of-use assets	10,276,074	84,053	164,435	7,633,579	3,518	—	24,983	(10,276,074)	—	7,910,568
Property, plant and equipment	28,665,960	824,654	775,472	17,394,827	31	366,264	56,997	(28,665,960)	—	19,418,245
Intangible assets	9,350,222	12,434,999	2,801,372	6,738,742	—	437,363	2,984	(9,350,222)	—	22,415,460
Loans, borrowings and debentures	(29,454,938)	(8,648,534)	(2,788,438)	(16,685,581)	—	—	(24,496,599)	29,454,938	—	(52,619,152)
Derivative financial instruments - liabilities	(8,237,802)	(244,996)	(25,325)	(1,336,033)	—	—	(2,022,204)	8,237,802	—	(3,628,558)
Trade payables	(21,452,338)	(1,579,265)	(1,653,871)	(541,038)	(64,302)	(684)	(1,766)	21,452,338	—	(3,840,926)
Employee benefits payables	(1,278,828)	(156,183)	(79,022)	(191,066)	—	(3,769)	(17,925)	1,278,828	—	(447,965)
Sectorial financial liabilities	—	(1,684,108)	—	—	—	—	—	—	—	(1,684,108)
Other current liabilities	(8,315,906)	(2,700,914)	(579,508)	(1,644,557)	(873,528)	(12,434)	(1,157,755)	8,315,906	639,103	(6,329,593)
Leases	(10,814,510)	(78,523)	(162,330)	(3,159,131)	(3,659)	2	(32,311)	10,814,510	—	(3,435,952)
Other non-current liabilities	(9,633,530)	(2,708,817)	(577,790)	(6,421,913)	(467,668)	(66,733)	(3,030,356)	9,633,530	798,063	(12,475,214)
Total assets (net of liabilities) allocated by segment	27,143,210	7,687,140	2,161,144	15,487,463	13,394,389	1,087,233	22,526,507	(27,143,210)	(14,850,856)	47,493,020
Total assets	116,331,062	25,488,480	8,027,428	45,466,782	14,803,546	1,170,851	53,285,423	(116,331,062)	(16,288,022)	131,954,488

Shareholders’ equity attributable to:
Owners of the Company	27,143,210	3,612,117	1,513,046	4,637,272	4,189,215	1,064,944	19,439,155	(27,143,210)	(14,850,856)	19,604,893
Non-controlling interests	—	4,075,023	648,098	10,850,191	9,205,174	22,289	3,087,352	—	—	27,888,127
Total shareholders’ equity	27,143,210	7,687,140	2,161,144	15,487,463	13,394,389	1,087,233	22,526,507	(27,143,210)	(14,850,856)	47,493,020

18

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	December 31, 2022
	Reported segments						Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments
					Lands	Other Investments				Consolidated
Balance sheet items:
Cash and cash equivalents	4,902,800	3,405,648	865,370	7,385,421	25,582	110,228	1,509,467	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	91,103	20,310,264	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1,843	—	(10,316,720)	—	3,927,542
Derivative financial instruments - assets	7,023,284	391,863	—	874,843	—	—	2,885,046	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	—	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	—	88,511	(230,780)	—	89,238
Other current assets	10,285,568	1,037,587	405,314	724,415	74,623	110,517	1,705,199	(10,285,568)	(1,167,488)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	900	3,040,182	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	—	15,751,855	—	(15,819,178)	2,913,943
Investments in joint venture	1,371,430	—	—	—	—	—	11,221,356	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	—	(3,254,850)	—	9,992
Investment properties	—	—	—	—	14,103,060	—	—	—	—	14,103,060
Contract assets	3,297,856	1,110,335	8,380	—	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	790	23,032	(9,556,152)	—	8,012,869
Property, plant and equipment	25,210,448	671,573	805,377	17,049,188	34	363,374	58,890	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	475,337	2,290	(9,337,192)	—	22,121,942
Loans, borrowings and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	—	(25,088,135)	33,551,302	—	(52,987,216)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	—	(3,459,490)	4,909,074	—	(5,290,932)
Trade payables	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(790)	(115,198)	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(7,232)	(49,281)	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(906,844)	(397,704)	(1,786,009)	(905,816)	(3,105)	(1,230,804)	7,176,122	609,462	(4,620,820)
Leases	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(818)	(30,364)	10,568,042	—	(3,532,158)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(66,883)	(3,335,333)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities) allocated by segment	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399
Total assets	109,894,718	25,124,200	8,081,113	45,951,748	14,830,918	1,154,100	56,596,092	(109,894,718)	(17,253,179)	134,484,992

Shareholders’ equity attributable to:
Owners of the Company	22,507,108	4,310,836	1,647,259	4,613,308	4,187,415	1,060,360	20,653,169	(22,507,108)	(15,819,180)	20,653,167
Non-controlling interests	3,573,148	4,171,046	702,001	10,797,146	9,196,809	14,912	2,634,318	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399

19

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	03/31/2023	03/31/2022
Reported segment
Raízen
Ethanol	6,549,693	6,630,917
Sugar	5,966,227	3,839,787
Gasoline	16,662,811	16,139,575
Diesel	22,607,759	23,252,234
Cogeneration	826,045	727,321
Others	2,338,731	2,887,822
	54,951,266	53,477,656
Gas and Power
Natural gas distribution
Industrial	2,974,751	2,641,572
Residential	504,040	399,893
Cogeneration	212,892	237,111
Automotive	163,471	227,082
Commercial	194,408	161,069
Thermogeneration	908	—
Construction revenue	302,908	205,769
Others	181,626	77,042
	4,535,004	3,949,538
Electricity trading	—	56,292
	4,535,004	4,005,830

Moove
Finished product	2,315,918	1,528,255
Base oil	153,990	93,649
Services	117,265	35,790
	2,587,173	1,657,694

Logistics
North operations	1,824,670	1,741,843
South operations	449,628	369,639
Container operations	109,530	94,880
	2,383,828	2,206,362

Cosan Investments
Lands
Lease and sale of lands	136,767	49,511
	136,767	49,511
Other Investments
Logistical services	1,530	1,182
	1,530	1,182

Reconciliation
Deconsolidation of joint venture	(54,964,241)	(53,493,348)
Total	9,631,327	7,904,887

20

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)
5. FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Assets
Fair value through financial result
Cash and cash equivalents	5.2	175,405	759,965	1,186,479	1,134,030
Marketable securities	5.3	540,843	724,050	21,047,823	22,099,766
Derivative financial instruments	5.6	1,223,435	1,368,809	3,404,890	4,151,752
Other financial assets		—	—	88,593	89,238
		1,939,683	2,852,824	25,727,785	27,474,786
Amortized cost
Cash and cash equivalents	5.2	570,416	588,496	10,198,947	12,167,686
Trade receivables	5.7	—	—	3,954,400	3,927,542
Restricted cash	5.3	36,178	35,039	155,130	139,933
Receivables from related parties	5.8	734,785	737,340	468,549	476,542
Sectorial financial assets	5.10	—	—	359,766	342,333
Dividends and interest on equity receivable	17	578,957	609,456	199,228	161,147
		1,920,336	1,970,331	15,336,020	17,215,183
Total		3,860,019	4,823,155	41,063,805	44,689,969
Liabilities
Amortized cost
Loans, borrowings and debentures	5.4	(5,403,175)	(5,475,628)	(21,406,672)	(21,620,197)
Trade payables	5.9	(1,691)	(115,146)	(3,840,926)	(4,379,851)
Consideration payable		—	—	(174,645)	(223,960)
Other financial liabilities		—	—	(700,399)	(954,547)
Leases	5.5	(32,309)	(30,365)	(3,435,952)	(3,532,158)
Railroad concession payable	13	—	—	(3,462,205)	(3,351,410)
Related parties payable	5.8	(10,006,398)	(10,458,897)	(363,467)	(387,736)
Dividends payable	17	(279,979)	(279,979)	(806,370)	(892,006)
Sectorial financial liabilities	5.10	—	—	(1,684,108)	(1,616,616)
Installment of tax debts	14	(204,358)	(202,140)	(210,867)	(208,760)
		(15,927,910)	(16,562,155)	(36,085,611)	(37,167,241)
Fair value through financial result
Loans, borrowings and debentures	5.4	—	—	(31,212,480)	(31,367,019)
Derivative financial instruments	5.6	(659,153)	(618,947)	(3,628,558)	(5,290,932)
		(659,153)	(618,947)	(34,841,038)	(36,657,951)
Total		(16,587,063)	(17,181,102)	(70,926,649)	(73,825,192)

21

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.1. NET DEBT

The information in the table below presents a reconciliation of net debt, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that is intended to measure financial performance but excludes or includes amounts that would not be adjusted for in the most comparable GAAP measure.

Net debt is also used to calculate certain leverage ratios. However, net debt is not a measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards.

		Parent company		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Loans and borrowings	5.4	5,403,175	5,475,628	52,619,152	52,987,216
Derivative financial instruments on debt(i)		(743,709)	(706,733)	68,191	1,228,928
		4,659,466	4,768,895	52,687,343	54,216,144

(-) Cash and cash equivalents	5.2	(745,821)	(1,348,461)	(11,385,426)	(13,301,716)
(-) Marketable securities	5.3	(540,843)	(724,050)	(21,047,823)	(22,099,766)
		(1,286,664)	(2,072,511)	(32,433,249)	(35,401,482)

Net debt		3,372,802	2,696,384	20,254,094	18,814,662

(i)      Reconciliation of derivative financial instruments, debt and non-debt related, according to Note 5.6.

22

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Covenants

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Debt	Company	Triggers	Ratios
4th issue debenture	Comgás	Short-term debt / total debt (iii) cannot exceed 0.6x	0.23
Debenture 4th to 9th issues		Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.49
BNDES
Resolution 4.131
Debenture 1st issue	Cosan		1.88
Senior Notes 2027	Cosan Luxembourg S.A.	Proforma net debt (iv) / pro forma EBITDA (ii) | (iv) cannot exceed 3.5x	1.65
Senior Notes 2029
Debenture (11th, 12th, 13th and 14th)	Rumo	ICJ (viii) = EBITDA / Financial result(v) cannot be less than 2.0x	11.40
ECA
Senior Notes 2028 (vi)	Rumo Luxembourg S.à r.l.	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	2.32
Senior Notes 2032 (vi)
NCE	Rumo
ECA
Debentures(vii)
BNDES	Sulgás		0.37
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.59
	Brado	ICSD (ix) cannot be less than 2.0x	1.81
	Brado	Net debt (i) / EBITDA (ii) cannot exceed 3.0x	1.58
NCE	Brado	Net debt (i) / EBITDA (ii) cannot exceed 3.3x
Syndicated Loan	CLI	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.90
		ICSD (ix) cannot be less than 2.5x at the end of each quarter	4.76

23

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents and marketable securities.

(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.

(iii)	Total debt is the sum of current and non-current loans, borrowings and debentures, leasing, as well as current and non-current derivative financial instruments.

(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures.

(v)	The financial result of net debt is represented by the cost of net debt.

(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.

Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The subsidiary Rumo is subject to step-up of 25 basis points, which would increase the interest rate to 4.45% p.a., if these targets are not met.

(vii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio of 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.

(viii)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).

(ix)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) commitments

The 2nd Debenture of Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per TKU by 15% by 2023, using December 2019 as the base date. The Company will benefit from a step-down of 25 basis points in each series if it reaches this target, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

On March 31, 2023, the Company and its subsidiaries were complying with all financial and non-financial covenants.

The terms of the loans include provisions for cross-default.

24

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.2. CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Cash and bank accounts	1,373	147	190,246	307,819
Savings account	163,481	184,386	746,398	974,198
Financial investments	580,967	1,163,928	10,448,782	12,019,699
	745,821	1,348,461	11,385,426	13,301,716

Financial investments include the following:

	Parent company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Applications in investment funds
Repurchase agreements	175,405	759,965	1,186,479	1,181,280
Certificate of bank deposits - CDB	—	—	—	123,052
	175,405	759,965	1,186,479	1,304,332
Applications in banks
Repurchase agreements	—	—	136,209	96,841
Certificate of bank deposits - CDB	405,410	403,823	8,846,413	10,396,376
Others	152	140	279,681	222,150
	405,562	403,963	9,262,303	10,715,367
	580,967	1,163,928	10,448,782	12,019,699

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of March 31, 2023 and December 31, 2022. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

25

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

	Parent company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Marketable securities
Financial investment in listed entities (i)	—	—	17,693,242	19,586,193
Government securities (ii)	540,843	724,050	3,262,596	2,421,297
Certificate of bank deposits - CDB	—	—	1,209	1,173
ESG Funds	—	—	90,776	91,103
	540,843	724,050	21,047,823	22,099,766
Current	540,843	724,050	3,263,805	2,422,470
Non-current	—	—	17,784,018	19,677,296
Total	540,843	724,050	21,047,823	22,099,766
Restricted cash
Securities pledged as collateral	36,178	35,039	155,130	139,933
	36,178	35,039	155,130	139,933
Current	—	—	7,813	8,024
Non-current	36,178	35,039	147,317	131,909
Total	36,178	35,039	155,130	139,933

(i)Financial investment in Vale is measured at fair value through profit or loss using the closing price at the reporting date. Such investment was classified as non-current as the Company does not intend to sell these shares in the short term, although these shares are liquid and readily convertible into cash.

(ii)The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

5.4. LOANS, BORROWINGS AND DEBENTURES

The terms and conditions of outstanding loans are as follows:

	Financial Charges		Parent Company
Description	Indexer	Interest Rate	03/31/2023	12/31/2022	Maturity	Goal
No Warranty
Debentures	CDI + 2.65%	16.66%	1,751,911	1,819,837	08/01/25	Investments
	CDI + 1.65%	15.53%	758,768	787,519	08/01/28	Working capital
	CDI + 1.50%	15.35%	422,232	407,308	05/01/28	Working capital
	CDI + 1.90%	15.81%	1,162,719	1,120,577	05/01/32	Working capital
	CDI + 2.00%	15.92%	910,538	946,379	08/01/31	Working capital
	IPCA + 5.75%	12.15%	397,007	394,008	08/01/31	Working capital
Total			5,403,175	5,475,628
Current			719,533	802,549
Non-current			4,683,642	4,673,079

26

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest		Consolidated
Description	Index	Annual interest rate	03/31/2023	12/31/2022	Maturity	Objective
With guarantee
Resolution 4,131
	Prefixed	2.95%	867,768	868,367	10/28/24	Investments
	Prefixed	0.25%	560,123	578,708	10/28/24	Investments
	Prefixed	3.20%	2,009,142	2,009,452	10/28/25	Investments
	Prefixed	0.25%	1,295,569	1,338,697	10/28/25	Investments
	Prefixed	3.40%	1,966,682	1,966,061	10/27/26	Investments
	Prefixed	0.25%	1,267,131	1,309,330	10/27/26	Investments
	Prefixed	3.56%	816,767	816,172	10/26/27	Investments
	Prefixed	0.25%	525,658	543,160	10/26/27	Investments
BNDES	URTJLP	9.45%	2,170,133	2,221,900	07/15/31	Investments
	Prefixed	5.89%	241,975	280,919	01/01/25	Investments
	Prefixed	3.50%	291	378	01/15/24	Investments
	IPCA + 6,01%	8.10%	294,921	—	12/15/36	Investments
	99.98% do CDI	8.10%	1,643,740	1,653,501	06/15/34	Investments
	IPCA + 4.10%	8.99%	128,750	131,885	04/16/29	Investments
	IPCA + 5.74%	10.71%	563,061	544,925	12/15/36	Investments
Export credit note	CDI + 1.03%	17.61%	71,050	98,003	02/24/23	Investments
	CDI + 2.25%	17.42%	63,207	62,760	05/25/26	Investments
	CDI + 2.20%	17.71%	30,248	—	03/01/26	Working capital
	CDI + 2.07%	17.71%	50,529	50,467	03/01/25	Working capital
	CDI + 0.80%	14.56%	171,850	355,770	12/26/23	Investments
Bank credit note	IPCA	5.70%	827,917	806,028	01/15/48	Investments
Debentures	CDI + 1.79%	15.68%	782,784	754,785	06/15/27	Investments
	CDI + 1.30%	15.13%	787,522	759,175	10/15/27	Investments
	IPCA + 4.77%	9.69%	669,580	632,440	06/15/31	Investments
Export Credit Agency (“ECA”)	Euribor + 0.58%	4.00%	58,138	68,455	09/08/26	Investments
	IPCA + 4.10%	18.47%	75,044	73,717	01/01/30	Investments
			17,939,580	17,925,055
No Warranty
	Prefixed	1.90%	126,403	125,707	12/11/23	Investments
Resolution 4,131	Prefixed	5.50%	38,114	45,124	03/31/25	Investments
	Prefixed	3.67%	385,074	395,285	05/30/23	Investments
	Prefixed	2.13%	963,997	1,000,957	02/04/25	Investments
	Prefixed	1.36%	365,242	377,705	02/23/24	Investments
Perpetual Notes	Prefixed	8.25%	2,572,217	2,641,732	11/05/40	Acquisition
Senior Notes Due 2027	Prefixed	7.00%	3,414,529	3,587,265	01/20/27	Acquisition
Senior Notes Due 2028	Prefixed	5.25%	2,132,730	2,196,083	01/10/28	Acquisition
Senior Notes Due 2029	Prefixed	5.50%	3,797,839	3,953,564	09/20/29	Acquisition
Senior Notes Due 2032	Prefixed	4.20%	2,068,037	2,124,051	01/18/32	Acquisition
Prepayment	3M Libor + 1.00%	1.59%	101,909	104,667	10/23/23	Working capital
	1.27%	1.27%	147,147	151,871	07/28/23	Working capital
Debentures	IPCA + 4.68%	9.60%	451,852	518,680	02/15/26	Investments
	IPCA + 4.50%	9.41%	1,578,864	1,523,382	06/15/31	Investments
	IPCA + 3.60%	9.55%	386,160	367,476	12/15/30	Working capital
	CDI + 2.65%	16.66%	1,751,911	1,819,837	08/25/25	Investments
	IPCA + 6.80%	11.82%	947,338	893,852	04/15/30	Investments
	IPCA + 3.90%	8.78%	1,097,376	1,048,252	10/15/29	Investments
	IPCA + 5.73%	10.70%	557,386	537,261	10/15/33	Investments
	IPCA + 4.00%	8.89%	986,486	941,203	12/15/35	Investments
	IPCA + 4.54%	9.45%	98,663	80,987	06/15/36	Investments
	IPCA + 5.99%	10.97%	455,465	435,780	06/15/32	Investments
	IPCA + 5.87%	10.85%	943,452	907,366	12/15/23	Investments
	IPCA + 4.33%	9.23%	544,532	523,837	10/15/24	Investments
	IGPM + 6.10%	6.28%	379,264	372,171	05/15/28	Investments
	CDI + 1.90%	15.81%	1,162,719	1,120,577	05/05/32	Investments
	CDI + 1.50%	15.35%	422,232	407,308	05/05/28	Investments
	CDI + 1.95%	15.87%	856,466	824,866	08/13/24	Investments
	CDI + 1.45%	15.30%	414,243	399,616	12/23/26	Investments
	109.20% do CDI	10.06%	500,707	491,153	08/15/31	Investments
	IPCA + 7.36%	13.86%	119,653	114,014	12/15/25	Investments
	111.60% do CDI	10.17%	470,388	467,841	08/15/36	Investments
	CDI + 1.65%	15.53%	758,768	787,519	08/15/28	Working capital
	CDI + 2.00%	15.92%	910,538	946,379	08/15/31	Working capital
	IPCA + 5.75%	10.72%	397,006	394,008	08/15/31	Working capital
Working capital	CDI + 1.60%	15.47%	100,220	100,170	06/27/23	Working capital
	SOFR + 1.50%	1.50%	2,274,645	2,334,615	05/03/27	Acquisition
			34,679,572	35,062,161
Total			52,619,152	52,987,216
Current			4,550,708	4,542,205
Non-current			48,068,444	48,445,011

27

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in Note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 13.65% p.a. was considered. (13.65% p.a. on December 31, 2022) and TJLP of 7.37% p.a. (7.20% p.a. on December 31, 2022).

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
1 to 2 years	571,971	571,971	5,102,629	4,534,638
2 to 3 years	575,306	571,564	5,694,027	6,663,907
3 to 4 years	—	—	9,049,703	5,631,841
4 to 5 years	370,375	372,687	7,223,285	8,550,932
5 to 6 years	773,177	772,925	2,681,786	4,836,087
6 to 7 years	430,853	428,001	6,393,633	6,527,516
7 to 8 years	797,520	794,668	2,262,635	2,180,672
Over 8 years	1,164,440	1,161,263	9,660,746	9,519,418
	4,683,642	4,673,079	48,068,444	48,445,011

The carrying amount of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Real	5,403,175	5,475,628	24,864,292	24,450,190
U.S. Dollar	—	—	18,261,479	18,912,917
Euro			5,718,497	5,728,508
Yen	—	—	3,648,481	3,769,894
Pound Sterling	—	—	126,403	125,707
	5,403,175	5,475,628	52,619,152	52,987,216

All debts with maturity dates denominated in US dollars, Euros and Yen are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

28

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Below are changes in loans, borrowings and debentures in the period ended March 31, 2023:

	Parent Company	Consolidated
Balance as of January 1, 2023	5,475,628	52,987,216
Proceeds	—	372,110
Repayment of principal	—	(434,343)
Payment of Interest	(277,848)	(951,128)
Interest, exchange rate variation and fair value	205,395	645,297
Balance as of March 31, 2023	5,403,175	52,619,152

a)    Guarantees

The subsidiary Rumo has entered into financing agreements with financial institutions, which are also guaranteed according to each agreement, by bank guarantees, with an average cost of 0.67% p.a. or by collateral agreements and escrows. As of March 31, 2023, the balance of contracted bank guarantees was R$2,966,220 (R$3,037,453 as of December 31, 2022).

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On March 31, 2023, the balance of contracted guarantees was R$38,114 (R$44,813 on December 31, 2022).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

b)    Available credit line

As of March 31, 2023, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,660,896 (R$3,052,287 as of December 31, 2022). The use of these lines of credit is subject to certain contractual conditions.

c)    Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as level 2 of the fair value of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

29

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.5. LEASES

The movement in leases for the period ended March 31, 2023 was as follows:

	Parent Company	Consolidated
Balance as of December 31, 2022	30,365	3,532,158
Additions	298	19,111
Write-offs	—	(859)
Interest	3,765	93,981
Repayment of principal	(1,234)	(156,458)
Payment of interest	(885)	(51,672)
Monetary adjustment	—	1,355
Reclassification to liabilities related to assets held for sale	—	(764)
Balance as of March 31, 2023	32,309	3,435,952
Current	8,519	558,445
Non-current	23,790	2,877,507
	32,309	3,435,952

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for theother lease contracts that were not included in the measurement of lease liabilities:

	Consolidated
	03/31/2023	03/31/2022
Variable lease payments not included in the measurement of lease liabilities	11,063	11,754
Expenses relating to short-term leases	2,145	3,970
Expenses relating to leases of low-value assets, excluding shortterm leases valor, excluindo arrendamentos de curto prazo	354	347
	13,562	16,071

Lease balances recorded by the Company include the Malha Central contract and the renewal amendment to the Malha Paulista contract, which have an identified implicit rate and are therefore readily determinable in such cases. That is, in these cases, valuation does not generate distortions in liabilities and right of use object of CVM Circular Letter 2/2019. This particularity of the Company means that the effects on the balances (of the lease liabilities, of the right of use, of the financial expense and of the depreciation expense) if the measurement were made by the present value of the expected installments plus the projected future inflation, would not are relevant to influence users' decisions and, consequently, to be presented in the interim financial statements.

The Company recorded lease liabilities at the present value of the installments due,that is, including any tax credits to which it will be entitled at the time of the lease payments. The potential PIS / COFINS credit included in liabilities on March 31, 2023, is R$ 6,108 (R$ 6,318 on December 31, 2022).

30

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company
	Notional		Fair value
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Foreign exchange rate derivatives
Forward agreements	5,000	—	217	—
	5,000	—	217	—
Interest rate and exchange rate risk
Swap agreements (interest)	9,767,978	9,255,278	(34,653)	(195,017)
Swap agreements (interest and FX)	1,650,000	7,318,840	778,146	901,749
	11,417,978	16,574,118	743,493	706,732
Share price risk
Swap agreements (TRS)	1,529,046	1,515,827	(179,428)	43,130
	1,529,046	1,515,827	(179,428)	43,130
Total financial instruments			564,282	749,862
Current assets			27,673	—
Non-current assets			1,195,762	1,368,809
Current liabilities			(206,883)	—
Non-current liabilities			(452,270)	(618,947)
Total			564,282	749,862

	Consolidated
	Notional		Fair value
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Exchange rate derivatives
Forward agreements	47,154	53,012	(1,082)	(485)
FX option agreements	658,420	676,214	19,476	25,360
Commodity options contracts	—	—	—	21,744
	705,574	729,226	18,394	46,619
Electricity derivatives
Forward agreements	—	—	5,772	—
	—	—	5,772	—
Interest rate and exchange rate risk
Swap agreements (interest and inflation)	12,708,010	10,070,343	285,150	(500,444)
Forward agreements (interest and FX)	12,811,426	12,811,427	228,135	760,152
Swap agreements (interest rate)	9,767,978	9,255,278	(34,653)	(155,518)
Swap agreements (interest and FX)	8,842,148	17,191,070	169,103	790,840
	44,129,562	49,328,118	647,735	895,030
Share price risk
Swap agreements (TRS)	1,529,046	1,515,827	(179,426)	43,130
Call Spread	5,594,212	5,594,212	1,177,583	1,954,493
Collar (Vale Shares)	16,931,662	16,931,662	(1,893,726)	(4,078,452)
	24,054,920	24,041,701	(895,569)	(2,080,829)
Total financial instruments			(223,668)	(1,139,180)
Current assets			341,371	1,086,698
Non-current assets			3,063,519	3,065,054
Current liabilities			(1,210,760)	(1,039,357)
Non-current liabilities			(2,417,798)	(4,251,575)
Total			(223,668)	(1,139,180)

31

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent company		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Derivative financial instruments on debt	5.1	743,709	706,733	(68,191)	(1,228,928)
Non-debt derivative financial instruments		(179,427)	43,129	(155,477)	89,748
		564,282	749,862	(223,668)	(1,139,180)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Call option

The Company retains the right to repurchase the entirety of the preferred shares of Cosan Nove Participações S.A. ("Cosan Nove") and Cosan Dez Participações S.A. ("Cosan Dez"), which may be exercised between the third and tenth year after the signature of the contracts. If the option is exercised, the purchase price will be R$4,115,000 and R$4,000,000, respectively, updated by a weighted average rate of CDI plus 1.25%, less dividends received by non-controlling shareholders. After the lock-up period provided in the agreements, the non-controlling shareholders will have the option to sell their shares to third parties, considering that the restrictions provided in the respective agreements are observed and since they respect the preemptive right granted to the Company.

This call option has fair value hierarchy level 3, in which the values of the inputs for measuring the fair value are not observable because Cosan Nove and Cosan Dez do not have shares traded on the stock exchange and the preferred shares have their own characteristics and different from shares traditionally traded on the stock exchange, as they are entitled to priority dividends that are disproportionate to the participation of this class of share in the share capital of Cosan Nove and Cosan Dez.

The disproportionality of the dividends in relation to the interest in the share capital, would lead the Company to exercise the option even in scenarios in which the value of the shares is reduced, that is, in situations in which the Company obtains a loss in the exercise of the call option. Such an effect is not traditionally captured in the calculation of a call option. As of March 31, 2023, the call option was lower than its exercise price, not favorable for the Company to realize it.

a)     Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

32

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	03/31/2023	12/31/2022	03/31/2023	12/31/2022
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,132,730)	(2,196,083)	38,334	(336,161)
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,068,037)	(2,124,051)	26,011	(629,220)
PPE 1 (Moove)	(157,800)	(152,735)	(156,884)	2,754	2,389
PPE 2 (Moove)	(110,400)	(101,909)	(104,667)	2,834	2,624
Total debt	(5,319,175)	(4,455,411)	(4,581,685)	69,933	(960,368)
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(382,082)	(418,674)	(36,592)	685,200
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(114,827)	(128,986)	(14,159)	804,558
SWAP PPE 1 (Moove)	157,800	(11,388)	(11,079)	(11,388)	(11,079)
SWAP PPE 2 (Moove)	110,400	(13,937)	(7,067)	(13,937)	(7,067)
Total derivatives	5,319,175	(522,234)	(565,806)	(76,076)	1,471,612
Total	—	(4,977,645)	(5,147,491)	(6,143)	511,244

		Registered value		Accumulated fair value adjustment
	Notional	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	(684,501)	(943,452)	(907,366)	(34,129)	(33,892)
BNDES Project VIII (Comgás)	(1,000,000)	(848,936)	(851,689)	24,561	70,260
Debenture (Rumo)	(5,985,276)	(6,039,507)	(5,755,679)	60,909	(327,290)
Finem (Rumo)	(30,096)	(27,800)	(28,115)	397	(1,644)
CCB (Rumo)	(813,469)	(827,917)	(785,366)	9,419	(4,418)
Total debt	(8,513,342)	(8,687,612)	(8,328,215)	61,157	(296,984)
Derivative financial instruments
Debenture 5th issue - single series (Comgás)	684,501	234,247	221,000	13,247	1,248
BNDES Project VIII (Comgás)	1,000,000	(73,335)	(90,193)	9,156	(61,242)
Swaps Debenture (Rumo)	5,985,276	(70,089)	(148,662)	(78,573)	72,856
Finem (Rumo)	30,096	340	(558)	(898)	558
CCB (Rumo)	813,469	6,181	(6,976)	(13,157)	6,976
Derivative total	8,513,342	97,344	(25,389)	(70,225)	20,396
Total	—	(8,590,268)	(8,353,604)	(9,068)	(276,588)

        b)   Fair value option

Certain derivative instruments were not linked to documented hedging structures.

33

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	03/31/2023	12/31/2022	03/31/2023	12/31/2022
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(3,302,260)	(3,414,529)	(3,587,265)	288,554	967,778
Export Credit Agreement	EUR + 0.58%	(100,198)	(58,138)	(68,455)	(1,344)	377
Resolution 4,131 (Rumo)	USD + 2.20%	—	—	—	—	247
Resolution 4,131 (Comgás - 2018)	USD + 3.67%	(268,125)	(385,074)	(395,285)	699	(2,680)
Resolution 4,131 (Comgás - 2021)	USD + 1.36%	(407,250)	(365,242)	(377,705)	16,306	15,545
Resolution 4,131 (Comgás - 2022)	USD + 2.13%	(1,097,400)	(963,997)	(1,000,957)	55,274	51,798
Total		(5,175,233)	(5,186,980)	(5,429,667)	359,489	1,033,065
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% do CDI	3,302,260	1,194,447	1,285,454	(32,123)	(736,466)
Inflation and interest rate swaps (Rumo)	108% do CDI	100,198	13,301	15,468	2,167	15,067
Inflation and interest rate swaps (Rumo)	118% do CDI	—	—	—	—	47,527
Resolution 4,131 (Comgás - 2018)	107.9% do CDI	268,125	104,014	123,760	(19,746)	(61,685)
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(47,949)	(50,245)	(24,142)	(88,612)
Resolution 4.131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(156,175)	(160,369)	(63,378)	(217,215)
Total derivatives		5,175,233	1,107,638	1,214,068	(137,222)	(1,041,384)
Total		—	(4,079,342)	(4,215,599)	222,267	(8,319)

			Registered Value		Accumulated fair value adjustment
		Notional	03/31/2023	12/31/2022	03/31/2023	12/31/2022
FX rate risk
Items
Debenture 4rd issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(119,653)	(114,014)	(4,889)	(114,014)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(544,532)	(523,837)	(18,371)	(523,837)
Debenture 9rd issue - 1rd series (Comgás)	IPCA + 5.12%	(500,000)	(500,707)	(491,153)	8,630	(6,179)
Debenture 9rd issue - 2rd series (Comgás)	IPCA + 5.22%	(500,000)	(470,386)	(467,841)	16,572	9,737
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(128,750)	(131,885)	18,340	(131,885)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(794,804)	(801,812)	21,923	(801,812)
BNDES Project IX (Comgás)	IPCA + 5,774%	(565,582)	(563,061)	(544,925)	(977)	(544,925)
Debenture (Rumo)	IPCA + 4.68%	(360,000)	(451,852)	(518,680)	5,354	(6,070)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(725,535)	(704,954)	12,537	(34,745)
Total		(4,194,668)	(4,299,280)	(4,299,101)	59,119	(2,153,730)
Derivative instruments
Debenture 4rd issue - 3rd series (Comgás)	94.64% CDI	—	—	—	—	(3,900)
Debenture 4rd issue - 3rd series (Comgás)	112.49% CDI	114,818	564	(778)	1,342	(5,096)
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	(5,696)	(10,419)	4,723	(26,161)
Debenture 9rd issue - 1rd series (Comgás)	109.20% CDI	500,000	9,981	(17,705)	5,177	(37,517)
Debenture 9rd issue - 2rd series (Comgás)	110.50% CDI	500,000	(19,341)	(40,441)	(1,637)	(53,304)
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(102)	(2,046)	1,629	(6,923)
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(10,505)	(21,039)	8,270	(48,613)
BNDES Project IX (Comgás)	98.9% CDI	565,582	10,912	(6,632)	7,607	(6,632)
Debenture (Rumo)	107% CDI	360,000	85,936	76,194	(9,742)	(4,819)
Debenture (Rumo)	103% CDI	600,000	116,057	74,092	(41,965)	8,252
Total derivatives		4,194,668	187,806	51,226	(24,596)	(184,713)
Total		—	(4,111,474)	(4,247,875)	34,523	(2,338,443)

34

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.7. TRADE RECEIVABLES

	Consolidated
	03/31/2023	12/31/2022
Domestic market	3,169,583	3,085,227
Unbilled receivables (i)	905,095	968,147
Foreign market - foreign currency	33,730	28,786
	4,108,408	4,082,160
Expected credit losses	(154,008)	(154,618)
	3,954,400	3,927,542
Current	3,806,239	3,769,908
Non-current	148,161	157,634
	3,954,400	3,927,542

(i)         Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

5.8. RELATED PARTIES

a)                  Accounts receivable and payable with related parties

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Current assets
Commercial operations
Raízen S.A.	3,567	7,555	63,183	79,297
Rumo S.A.	2,098	3,045	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Cosan Lubrificantes e Especialidades S.A.	26,864	3,418	—	—
Aguassanta Participações S.A.	2,187	2,184	2,187	2,184
Compass Gás e Energia S.A.	1,109	996	—	—
Others	8,353	7,269	19,561	11,936
	44,178	24,467	99,217	107,703
Financial and corporate operations
Raízen S.A.	23,203	20,585	23,203	20,586
Cosan Oito S.A.	198	6,742	—	—
Cosan Nove Participações S.A.	121,820	121,621	—	—
Cosan Dez Participações S.A.	111,858	111,659	—	—
Ligga S.A.	—	—	108,648	107,252
Cosan Lubrificantes e Especialidades S.A.	74,362	96,473	—	—
	331,441	357,080	131,851	127,838
Total current assets	375,619	381,547	231,068	235,541
Non-current assets
Commercial operations
Raízen S.A.	—	—	47,731	47,731
Termag - Terminal Marítimo de Guarujá S.A.	—	—	40,235	43,810
	—	—	87,966	91,541
Financial and corporate operations
Raízen S.A.	149,539	149,347	149,515	149,347
Cosan Lubrificantes e Especialidades S.A.	209,627	206,446	—	—
Others	—	—	—	113
	359,166	355,793	149,515	149,460
Total non-current assets	359,166	355,793	237,481	241,001
Total assets	734,785	737,340	468,549	476,542

35

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Current liabilities
Commercial operations
Raízen S.A.	6,541	6,208	274,171	296,051
Aguassanta Participações S.A.	—	—	248	6,419
Cosan Lubrificantes e Especialidades S.A.	1,065	1,855	—	—
Others	1,923	3,038	23,236	20,569
	9,529	11,101	297,655	323,039
Financial and corporate operations
Raízen S.A.	65,812	60,866	65,812	64,697
Cosan Overseas Limited	32,827	33,715	—	—
Cosan Luxembourg S.A	43,975	1,085,617	—	—
Others	—	46,191	—	—
	142,614	1,226,389	65,812	64,697
Total current liabilities	152,143	1,237,490	363,467	387,736
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	733,276	765,148	—	—
Cosan Luxembourg S.A	6,562,997	5,829,147	—	—
Cosan Overseas Limited	2,557,982	2,627,112	—	—
Others	—	—	—	—
Total non-current liabilities	9,854,255	9,221,407	—	—
Total liabilities	10,006,398	10,458,897	363,467	387,736

b)              Transactions with related parties

	Parent Company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Operating income
Raízen S.A.	—	—	146,412	185,806
Elevações Portuárias S.A.	—	—	3,954	—
	—	—	150,366	185,806
Purchase of products / inputs / services
Raízen S.A.	—	—	(514,955)	(540,048)
Elevações Portuárias S.A.	—	—	(7,288)	—
	—	—	(522,243)	(540,048)
Shared income (expenses)
Rumo S.A.	1,334	1,064	—	—
Cosan Lubrificantes e Especialidades S.A.	1,163	930	—	—
Payly Soluções de Pagamentos S.A.	—	73	—	—
Compass Gás e Energia S.A.	1,824	1,491	—	—
Companhia de Gás de São Paulo - COMGÁS	—	(1,425)	—	—
Trizy - Sinlog Tec. em Logistica S.A.	137	34	—	—
Aldwych Temple Venture Capital Limited	46,191	—	—	—
Raízen S.A.	(1,399)	1,059	(18,863)	(18,153)
	49,250	3,226	(18,863)	(18,153)
Financial result
Cosan Luxembourg S.A.	53,650	547,155	—	—
Cosan Overseas Limited	18,197	374,751	—	—
Raízen S.A.	—	(106)	—	(106)
Aldwych Temple Venture Capital Limited	—	7,224	—	—
Others	—	—	—	(39)
	71,847	929,024	—	(145)
Total	121,097	932,250	(390,740)	(372,540)

36

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)
       c)         Managers’ and directors’ compensation

	03/31/2023	03/31/2022
Short-term benefits to employees and managers	8,634	7,927
Share-based compensation	10,738	13,245
Post-employment benefits	125	114
	19,497	21,286

5.9. TRADE PAYABLES

The carrying amounts of trade payables and other payables are the same as their fair values due to their short-term nature.

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Materials and service suppliers	1,691	115,146	2,514,718	2,923,486
Natural gas/ transport and logistics suppliers	—	—	1,326,208	1,456,365
	1,691	115,146	3,840,926	4,379,851
Current	1,691	115,146	3,777,926	4,318,362
Non-current	—	—	63,000	61,489
Total	1,691	115,146	3,840,926	4,379,851

5.10. SECTORIAL FINANCIAL ASSETS AND LIABILITIES

The following demonstrates the change in net sectorial financial assets (liabilities) for the period ending on March 31, 2023:

	Sectorial asset	Sectorial liabilities	Total
Balance as of December 31, 2022	342,333	(1,616,616)	(1,274,283)
Cost of gas	(21,127)	—	(21,127)
Tax credits	—	(32,597)	(32,597)
Monetary update	12,491	(34,895)	(22,404)
Deferral of IGP-M	26,069	—	26,069
Balance as of March 31, 2023	359,766	(1,684,108)	(1,324,342)
Current	134,162	(67,119)	67,043
Non-current	225,604	(1,616,989)	(1,391,385)
	359,766	(1,684,108)	(1,324,342)

37

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.11. RECOGNIZED FAIR VALUE MEASUREMENTS

The market value of the debts below are quoted on the Luxembourg Stock Exchange (Note 5.6) and are based on the quoted market price as follows:

	Company	03/31/2023	12/31/2022
Senior Notes 2027	Cosan Luxembourg S.A.	100.38%	100.92%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	92.05%	95.04%
Senior Notes 2029	Cosan Luxembourg S.A.	90.78%	94.30%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	79.69%	80.36%
Perpetual Notes	Cosan Overseas Limited	99.98%	98.92%

All resulting fair value estimates are included in level 2, with the exception of contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount			Assets and liabilities measured at fair value
		March 31, 2023	December 31, 2022	March 31, 2023			December 31, 2022
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	1,186,479	1,304,332	—	1,186,479	—	—	1,304,332	—
Marketable securities	5.3	21,047,823	22,099,766	17,784,018	3,263,805	—	19,586,193	2,513,573	—
Other financial assets		88,593	89,238	88,593	—	—	89,238	—	—
Investment properties (i)	11.5	14,047,331	14,103,060	—	—	14,047,331	—	—	14,103,060
Derivate financial instruments	5.6	3,404,890	4,151,752	—	3,404,890	—	—	4,151,752	—
Total		39,775,116	41,748,148	17,872,611	7,855,174	14,047,331	19,675,431	7,969,657	14,103,060

Liabilities
Loans, borrowings and debentures	5.4	(52,619,152)	(52,987,216)	—	(44,734,497)	—	—	(45,038,188)	—
Derivative financial instruments	5.6	(3,628,558)	(5,290,932)	—	(3,628,558)	—	—	(5,290,932)	—
Total		(56,247,710)	(58,278,148)	—	(48,363,055)	—	—	(50,329,120)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). On March, 31, 2023, the discount rates used ranged from 11.20% to 13.75% p.a. (6.5% to 9% p.a. on December 31, 2022).

38

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.12.  FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk - price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

39

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

As of March 31, 2023 and 2022, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	03/31/2023	12/31/2022
Cash and cash equivalents	4,059,782	1,138,948
Suppliers	(149)	(97,259)
Loans, borrowings and debentures	(16,221,291)	(13,698,102)
Leases	(89,740)	(94,716)
Consideration payable	(174,645)	(223,960)
Derivative financial instruments	14,516,219	7,728,609
FX exposure, net	2,090,176	(5,246,480)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Low FX rate	26,409	160,798	321,447	(1,604,998)	321,149
Trade payables	High FX rate	(6)	(45)	(84)	33	71
Derivative financial instruments	Low FX rate	1,060,657	607,756	237,515	1,466,001	1,951,155
Loans, borrowings and debentures	High FX rate	(11,291,340)	(6,156,889)	(12,203,981)	5,937,294	11,984,385
Leases	High FX rate	(3,846)	(27,243)	(50,639)	19,550	4,297
Effect on profit or loss before taxes		(10,208,126)	(5,415,623)	(11,695,742)	5,817,880	14,261,057

The probable scenario considers the estimated exchange rates, made by a specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	03/31/2023	Scenários
		Probable	25%	50%	-25%	-50%
U.S.$	5.0804	5.2981	6.6227	7.9472	3.9736	2.6491
Euro	5.5244	5.9869	7.4836	8.9804	4.4902	2.9935
GBP	6.2845	6.7657	8.4572	10.1486	5.0743	3.3829
JPY	0.0383	0.0426	0.0533	0.0640	0.0320	0.0213

40

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Scenarios
Instrument	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	1,135,233	1,302,566	1,586,375	734,946	451,136
Marketable securities	345,602	361,881	448,282	189,080	102,679
Restricted cash	18,927	18,977	23,708	9,513	4,781
Lease and concession in installments	(143,039)	(178,799)	(214,559)	(107,280)	(71,520)
Leases liabilities	(400,538)	(401,244)	(401,954)	(399,836)	(399,136)
Derivative financial instruments	(1,224,639)	(2,692,814)	(2,513,404)	(2,815,170)	(2,860,949)
Loans, borrowings and debentures	(1,990,505)	(2,281,128)	(2,727,390)	(1,388,605)	(942,344)
Other financial liabilities	(118,193)	(144,655)	(171,116)	(91,732)	(65,270)
Impacts on the result before taxes	(2,377,152)	(4,015,216)	(3,970,058)	(3,869,084)	(3,780,623)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

	Probable	25%	50%	-25%	-50%
SELIC	13.75%	16.30%	19.56%	9.78%	6.52%
CDI	12.94%	16.18%	19.41%	9.71%	6.47%
TJLP462 (TJLP + 1% p.a.)	7.80%	9.50%	11.20%	6.10%	4.40%
TJLP	6.80%	8.50%	10.20%	5.10%	3.40%
IPCA	5.09%	6.36%	7.64%	3.82%	2.55%
IGPM	4.91%	6.14%	7.37%	3.69%	2.46%
Libor	4.75%	5.93%	7.12%	3.56%	2.37%
Fed Funds	5.25%	6.56%	7.88%	3.94%	2.63%

41

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

iii. Price risk

  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

These are our open positions in natural gas derivatives:

Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Brent derivatives – options	Price variation US$/bbl	6,020	34,690	93,775	307	1

   Shares and options

We are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale's common shares purchased on the spot market, which, as of March 31, 2023, represent 1.58% (1.57% on December 31, 2022) of the outstanding shares.

Additionally, we entered into equity derivative contracts consisting of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing Cosan Oito to participate in the appreciation of the shares - equal to 3.38% of Vale's outstanding shares as of March 31, 2023 (3.35% on December, 2022). On maturity, these contracts are expected to offset declines in the fair value of these securities below the per-share hedge price, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to the occurrence of a contract-specified event, we will be required to repay the fair value of the guaranteed debt minus the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination. Finally, exposures resulting from derivatives are reflected in the Call Spread structure, representing an additional potential of 1.6% of Vale's outstanding shares as of March 31, 2023. In this structure, the Company does not own the shares, but it does possess an instrument that enables it to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure's sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value through profit or loss, while secured debt is recorded at principal amount, net of capitalized transaction costs. These transaction costs are amortized over the respective debt's term.

In addition, we face risks associated with the share prices of CSAN3 and RAIL3. A derivative with a total return swap of 77,236,212 CSAN3 and 15,781,000 RAIL3 shares was contracted.

42

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The sensitivity analysis considers the closing price of the shares as shown below:

Instrument	Probable	25%	50%	-25%	-50%
CSAN3	1,309,286	327,321	654,643	(327,321)	(654,643)
RAIL3	140,725	35,181	70,362	(35,181)	(70,362)
VALE3	5,649,742	1,412,435	2,824,871	(1,412,435)	(2,824,871)
VALE3 (Collar)	12,043,500	3,010,875	4,033,275	768,000	768,000
VALE3 (Call Spread)	646,908	69,090	1,512,413	(98,988)	(98,988)

Share	03/31/2023	Probable	25%	50%	-25%	-50%
CSAN3	15.09	15.09	18.86	22.64	11.32	7.55
RAIL3	18.85	18.85	23.56	28.28	14.14	9.43
VALE3	80.29	80.29	100.36	120.44	60.22	40.15

The combination of derivative instruments is configured as a call spread, a structure that limits the Company’s exposure to share price fluctuations. On March 31, 2023, the total value of the position was R$5,773,293. Assuming a share price increase of up to 50%, the Company would experience a limited positive impact of R$1,512,413 and a limited negative impact of R$98,988 if the share price decreased by up to 50%.

a)      Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

	03/31/2023	12/31/2022
Cash and cash equivalents	11,385,426	13,301,716
Trade receivables	3,954,400	3,927,542
Marketable securities	3,354,581	2,513,574
Restricted cash	155,130	139,933
Derivative financial instruments	3,404,890	4,151,752
Receivables from related parties	468,549	476,542
Receivable dividends and interest on equity	199,228	161,147
Other financial assets	88,593	89,238
	23,010,797	24,761,444

43

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	03/31/2023	12/31/2022
AAA	15,287,091	16,769,858
AA	1,897,740	3,133,455
A	76,525	138,478
Not rated	74,060	65,184
	17,335,416	20,106,975

b)      Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	03/31/2023					12/31/2022
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,009,618)	(6,495,279)	(24,788,222)	(27,467,738)	(63,760,857)	(63,200,127)
Trade payables	(3,777,926)	(63,000)	—	—	(3,840,926)	(4,379,851)
Other financial liabilities	(670,414)	(29,985)	—	—	(700,399)	(924,562)
Installment of tax debts	(55,042)	(846)	—	(105,580)	(161,468)	(208,760)
Leases	(426,821)	(411,136)	(853,702)	(14,759,027)	(16,450,686)	(16,436,839)
Lease and concession in installments	(174,000)	(216,630)	(215,159)	(668,379)	(1,274,168)	(1,137,173)
Payables to related parties	(363,467)	—	—	—	(363,467)	(387,736)
Dividends payable	(806,370)	—	—	—	(806,370)	(892,006)
Derivative financial instruments	(1,520,358)	(897,767)	1,798,535	2,391,864	1,772,274	(84,126)
	(12,804,016)	(8,114,643)	(24,058,548)	(40,608,860)	(85,586,067)	(87,651,180)

c)      Capital management risk

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

44

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

6.  OTHER CURRENT TAX RECEIVABLE

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
COFINS	3,699	3,699	940,024	975,878
ICMS	—	—	829,556	845,450
ICMS CIAP	—	—	130,312	118,809
PIS	1	—	206,771	350,867
Tax credits	32,244	31,774	32,244	31,774
Others	4,648	4,667	109,412	76,348
	40,592	40,140	2,248,319	2,399,126

Current	8,348	8,366	1,159,300	1,324,203
Non-current	32,244	31,774	1,089,019	1,074,923
	40,592	40,140	2,248,319	2,399,126

7.  INVENTORIES

	Consolidated
	03/31/2023	12/31/2022
Finished goods	1,559,586	1,504,134
Parts and accessories	175,055	168,777
Construction material	147,855	152,789
Warehouse and others	34,151	43,359
	1,916,647	1,869,059

The balances are presented net of a provision of R$42,393 for obsolete inventories on March 31, 2023 (R$38,747 on December 31, 2022).

45

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

8. ASSETS AND LIABILITIES HELD FOR SALE

The amounts of assets held for sale are as follows:

	03/31/2023	12/31/2022
Sale of shares in Sinlog Tecnologia em Logística S.A.	62,757	—
Properties held for sale	107,949	40,383
	170,706	40,383

8.1 SALE OF SHARES IN SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, Cosan's management was committed to the plan to sell its entire shareholding in Sinlog Tecnologia em Logística S.A. (“Trizy”) to NSTech MK Ltda. The purchase and sale agreement was signed between the parties on March 10, 2023 for the amount of R$45,000 divided into three equal installments, the first of which will be received on the closing date of the sale and the remaining installments to be paid annually, adjusted by 100% of the CDI. The transaction was completed on May 2, 2023.

In view of the criteria established in CPC 31 / IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the transaction meets the definition of an asset held for sale, and comprises:

a. Assets held for sale:

03/31/2023
Assets
Cash and cash equivalents	19,753
Trade receivables	1,710
Receivables from related parties	63
Other assets	340
Property, plant and equipment	1,187
Intangibles	38,975
Right of use	729
Total assets held for sale	62,757

b. Liabilities related to assets held for sale

03/31/2023
Liabilities
Lease liabilities	768
Trade payables	1,057
Employee benefits payables	6,917
Income taxes	93
Total liabilities held for sale	8,835

c. Effect of disposal on the Company's financial position

The balances in Cosan of current assets held for sale of R$30,116 are represented by the investment in subsidiary.

8.2 PROPERTIES HELD FOR SALE

Below are the balances of assets held for sale:

Properties held for sale
December 31, 2022	40,383
Transfers(i)	67,566
March 31, 2023	107,949

(i) Transfers from the Investment Properties, as per Note 11.5.

46

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 9 INVESTMENTS IN ASSOCIATES

9.1 INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries and associates are listed below:

	03/31/2023	12/31/2022
Directly owned subsidiaries
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Oito S.A.	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Dez Participações S.A.	76.80%	76.80%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Sinlog Tecnologia em Logística S.A. (ii)	57.48%	57.48%
Rumo S.A.	30.35%	30.35%
Radar Propriedades Agrícolas S.A.	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	41.45%	41.45%
Terras da Ponta Alta S.A.	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	41.45%	41.45%
Paineira Propriedades Agrícolas S.A.	41.45%	41.45%
Violeta Fundo de Investimento Multimercado	100.00%	100.00%
Tellus Brasil Participações S.A.	19.57%	19.57%
Janus Brasil Participações S.A.	19.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	19.57%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	19.57%	19.57%

(i)

Despite presenting an unsecured liability amount of R$129,673 on March 31, 2023, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.

(ii)	Due to the sale of interest as described in Note 8, the investment amounts were classified as assets held for sale.

47

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are the investments in subsidiaries and affiliates as of March 31, 2023, which are relevant to the Company:

a)Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Oito S.A.	7,864,005,000	7,860,005,000	100.00%	100.00%
Cosan Nove Participações S.A.(i)	5,601,178,094	5,601,178,094	73.09%	66.16%
Cosan Dez Participações S.A.(i)	4,667,494,858	4,667,494,858	76.80%	72.00%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxembourg S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	50.00%	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	387,698	41.45%	41.45%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	41.45%	41.45%
Nova Amaralina S.A.	30,603,159	9,364,568	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	41.45%	41.45%
Cosan Lubes Investments Limited	34,963,764	24,474,635	70.00%	70.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	100.00%	100.00%
Sinlog Tecnologia em Logística S.A.	108,567	62,403	57.48%	57.48%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.34%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%
Tellus Brasil Participações S.A.	133,064,584	80,104,192	60.20%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,977	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%

(i)The participation related to economic benefit differs from the corporate participation exclusively on account of dividend distribution as per note 9.2

48

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase	Gain with capital increase in subsidiary	Other	At March 31, 2023
Rumo S.A.	4,613,248	22,284	(316)	1,779	—	—	—	—	4,636,995
Cosan Global	128,868	(3,275)	—	—	—	—	—	—	125,593
Cosan Corretora de Seguros Ltda	244	38	—	—	—	—	—	—	282
Atlântico Participações Ltda	911,342	(2,099)	—	—	—	—	—	—	909,243
Cosan Limited Partners Brasil Consultoria Ltda	346	(19)	—	—	—	—	—	—	327
Sinlog Tecnologia em Logística S.A.(i)	20,155	(2,661)	—	—	—	—	12,622	(30,116)	—
Cosan Lubes Investments Limited	1,644,170	(119,310)	—	(12,412)	—	—	—	—	1,512,448
Radar II Propriedades Agrícolas S.A.	943,255	5,802	—	—	(4,180)	—	—	—	944,877
Radar Propriedades Agrícolas S.A.	222,967	(2,484)	—	—	—	—	—	—	220,483
Nova Agrícola Ponte Alta S.A.	390,615	1,976	—	—	(1,658)	—	—	—	390,933
Nova Santa Bárbara Agrícola S.A.	31,504	169	—	—	—	—	—	—	31,673
Nova Amaralina S.A. Propriedades Agrícolas	192,332	1,017	—	—	(829)	—	—	—	192,520
Terras da Ponte Alta S.A.	81,292	157	—	—	—	—	—	—	81,449
Paineira Propriedades Agrícolas S.A.	169,216	1,535	—	—	(2,073)	—	—	—	168,678
Manacá Propriedades Agrícolas S.A.	170,613	1,585	—	—	(3,316)	—	—	—	168,882
Castanheira Propriedades Agrícolas S.A.	251,370	1,834	—	—	—	—	—	—	253,204
Tellus Brasil Participações S.A.	634,068	4,844	—	—	(3,621)	—	—	73	635,364
Pasadena Empreendimentos e Participações S.A.	1,486	—	—	—	—	—	—	—	1,486
Janus Brasil Participações S.A.	884,053	10,065	—	—	(9,689)	—	—	—	884,429
Cosan Oito S.A.	8,258,622	(272,635)	—	—	(203,545)	4,000	—	—	7,786,442
Cosan Nove Participações S.A.	7,153,764	662,780	—	(140,396)	—	—	—	—	7,676,148
Cosan Dez Participações S.A.	4,311,213	(864,827)	—	52	—	—	—	—	3,446,438
Duguetiapar Empreendimentos e Participações S.A.	18,740	148	—	—	—	—	—	(2)	18,886
Gamiovapar Empreendimentos e Participações S.A.	122,561	1,109	—	—	(685)	—	—	(71)	122,914
Outros	74,327	(45,902)	—	(421)	—	—	—	(36)	27,968
Total investments in associates	31,230,371	(597,869)	(316)	(151,398)	(229,596)	4,000	12,622	(30,152)	30,237,662

Cosan Luxembourg S.A.	(146,473)	16,800	—	—	—	—	—	—	(129,673)
Total provision for uncovered liability of associates	(146,473)	16,800	—	—	—	—	—	—	(129,673)

Total	31,083,898	(581,069)	(316)	(151,398)	(229,596)	4,000	12,622	(30,152)	30,107,989

(i)On March 10, 2023 Sinlog Tecnologia em Logística S.A. was transferred to assets held for sale, see note 8.

49

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%

	At January 1, 2023	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Other	At March 31, 2023
Rhall Terminais Ltda	5,654	16	—	—	—	5,670
Termag - Terminal Marítimo de Guarujá S.A.	8,464	41	—	—	—	8,505
TGG - Terminal de Granéis do Guarujá S.A.	17,468	839	—	(3,217)	—	15,090
Terminal XXXIX S.A.	53,136	(6,459)	—	(3,970)	—	42,707
Elevações Portuarias S.A.	296,746	6,392	—	—	—	303,138
Companhia Paranaense de Gás - Compagás	424,837	24,657	—	(21,238)	351	428,607
Companhia Pernambucana de Gás - Copergás	415,301	(4,471)	—	1,320	—	412,150
Companhia de Gás de Santa Catarina - Scgás	627,829	3,693	—	(3,370)	(411)	627,741
Sergipe Gás S.A. - SERGÁS	69,430	(1,557)	—	(1,054)	—	66,819
Companhia de Gás do Ceará - Cegás	184,537	(486)	—	(3,628)	—	180,423
CEG Rio S.A.	274,480	17,018	—	(1,316)	—	290,182
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	6,767	—	(6,846)	—	291,464
Companhia Potiguar de Gás - Potigas	168,887	3,893	—	550	—	173,330
Outros	75,631	2,621	(235)	—	(116)	77,901
	2,913,943	52,964	(235)	(42,769)	(176)	2,923,727

9.2  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

50

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Tellus Brasil Participações S.A.	133,064,584	52,960,392	80.43%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.43%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	1,409,865	80.43%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	5,093,776	80.43%
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	58.55%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	58.55%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	58.55%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	58.55%
Nova Amaralina S.A.	30,603,159	15,301,580	58.55%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	58.55%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	58.55%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	58.55%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Sinlog Tecnologia em Logística S.A.	108,567	46,164	42.52%
Cosan Lubes Investments S.A.	34,963,764	10,489,129	30.00%
Cosan Nove Participações S.A.	7,663,761,734	2,062,583,640	26.91%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	At January 1, 2023	Interest in earnings of subsidiaries	Capital increase	Loss with capital increase	Other comprehensive income	Dividends	Other	At March 31, 2023
Comgás	27,151	(6,990)	—	—	—	(3,811)	227	16,577
Commit Gás S.A.	2,058,651	27,247	—	—	172	—	—	2,086,070
Compass Gás e Energia	782,583	(97,382)	—	—	22	—	(328)	684,895
Rumo S.A.	10,797,146	48,760	—	—	(68)	—	4,353	10,850,191
Sinlog Tecnologia em Logística S.A.	14,911	(1,968)	21,959	(12,622)	—	—	—	22,280
Cosan Limited Partners Brasil	9	—	—	—	—	—	—	9
Cosan Lubes	702,001	(51,132)	—	—	(2,771)	—	—	648,098
Cosan Nove Participações S.A.(i)	2,634,310	339,003	—	—	(51,700)	—	—	2,921,613
Cosan Dez Participações S.A.(i)	1,302,661	150,543	—	—	16	—	—	1,453,220
Janus Brasil Participações S.A.	3,773,279	40,924	—	—	—	(39,288)	(103)	3,774,812
Tellus Brasil Participações S.A.	2,584,058	19,694	—	—	—	(14,721)	299	2,589,330
Gamiovapar Empreendimentos e Participações S.A.	505,681	4,508	—	—	—	(2,785)	(291)	507,113
Duguetiapar Empreendimentos e Participações S.A.	70,857	601	—	—	—	—	(8)	71,450
Radar II Propriedades Agrícolas S.A.	878,879	5,802	—	—	—	(4,180)	—	880,501
Radar Propriedades Agrícolas S.A.	212,065	(2,484)	—	—	—	—	—	209,581
Nova Agrícola Ponte Alta S.A.	365,807	1,976	—	—	—	(1,658)	—	366,125
Nova Amaralina S.A. Propriedades Agrícolas	2,041	1,017	—	—	—	(829)	—	2,229
Nova Santa Bárbara Agrícola S.A.	201,389	169	—	—	—	—	—	201,558
Terras da Ponte Alta S.A.	73,421	157	—	—	—	—	—	73,578
Paineira Propriedades Agrícolas S.A.	157,784	1,535	—	—	—	(2,073)	—	157,246
Manacá Propriedades Agrícolas S.A.	160,553	1,585	—	—	—	(3,316)	—	158,822
Castanheira Propriedades Agrícolas S.A.	210,995	1,834	—	—	—	—	—	212,829
	27,516,232	485,399	21,959	(12,622)	(54,329)	(72,661)	4,149	27,888,127

(i)The subsidiaries Cosan Nine and Cosan Ten have outstanding cumulative preferred shares classified in shareholders' equity by the non-controlling interest. The Company calculates its share of profit or loss after adjusting the dividends on these shares, whether or not such dividends have been declared. This effectively means that the non-controlling interest, represented by the cumulative preferred shares, is receiving a portion of the profit or loss equivalent to the dividends.

51

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURE

Changes to the investments in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117
Cosan ownership interest	33.63%

At January 1, 2022	11,221,356
Interest in earnings of joint venture (ii)	1,130,415
Other comprehensive (losses) income	(216,708)
Dividends (i)	(463,419)
At March 31, 2023	11,671,644

(i)	Amount proposed and allocated in the period. On March 27, 2023, there was payment of dividends constituted in the period, in the amount of R$405,926.
(ii)	Raízen measured and recognized on March 31, 2023, PIS and COFINS credits in the consolidated amount of R$3,765,456 related to Complementary Law 192/22.

The joint venture’s statement of financial position and income statement are disclosed in Note 4 – Information by segment.

As of March 31, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

52

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

11.1  PROPERTY, PLANT AND EQUIPMENT

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
At January 1, 2023	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094
Additions	1,389	20,168	—	443	893,251	2,934	918,185	162
Write-offs	(6,173)	(23,204)	(6,807)	—	(356)	(4,110)	(40,650)	—
Transfers (ii)	78,416	25,755	528,789	1,005,782	(1,591,135)	945	48,552	(28)
Exchange differences	(3,205)	(7,274)	—	—	(1,390)	(2,469)	(14,338)	—
Assets held for sale	—	—	—	—	(2,626)	—	(2,626)	—
At March 31, 2023	2,205,830	1,958,243	8,516,318	11,422,725	3,612,831	718,253	28,434,200	82,228

Depreciation amount
At January 1, 2023	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)
Additions	(20,030)	(48,826)	(143,610)	(175,268)	—	(20,492)	(408,226)	(2,012)
Transfers (ii)	(49,649)	5,476	(6,530)	—	—	(45)	(50,748)	—
Write-offs	51	4,884	6,979	—	—	3,366	15,280	—
Exchange differences	607	867	—	—	—	1,367	2,841	—
Assets held for sale	—	—	1,658	—	—	(119)	1,539	—
At March 31, 2023	(591,069)	(786,836)	(3,498,822)	(3,937,891)	(13,379)	(187,958)	(9,015,955)	(38,062)
At January 1, 2023	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436	46,044
At March 31, 2023	1,614,761	1,171,407	5,017,496	7,484,834	3,599,452	530,295	19,418,245	44,166

(i)	On March 31, 2023, wagons and locomotives in the amount of R$745,203 (R$745,203 on December 31, 2022), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

53

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)      Capitalization of borrowing costs

In the period ended March 31, 2023, borrowing costs capitalized by the subsidiary Rumo were R$16,603 (R$25,385 as of March 31, 2022), using an average rate of 12.97% (13.10% in the period ended March, 31 2022), while Compass capitalized R$27,829 at a weighted average rate of 8.23% p.a. (R$8,83 and 1.98% p.a. in the period ended March 31, 2022).

11.2 INTANGIBLE ASSETS AND GOODWILL

	Consolidated							Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Others	Total	Total
Cost
At January 1, 2023	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	28,411,474	16,906
Additions	—	—	—	—	27,858	15,509	43,367	848
Write-offs	—	(9,720)	—	—	(3)	(1,492)	(11,215)	—
Transfers (i)	—	612,424	280	—	—	(55,878)	556,826	28
Assets held for sale	(25,465)	—	—	—	(1,819)	(16,145)	(43,429)	—
Exchange differences	(14,025)	—	(1,899)	(2,700)	(28,625)	(100)	(47,349)	—
At March 31, 2023	1,420,582	23,502,448	498,474	161,223	2,825,395	501,552	28,909,674	17,782

Amortization amount
At January 1, 2023	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	(6,289,532)	(14,659)
Additions	—	(217,267)	(1,682)	—	(49,099)	(7,011)	(275,059)	(182)
Write-offs	—	6,060	—	—	2	—	6,062	—
Transfers	—	—	—	—	—	57,929	57,929	—
Assets held for sale	—	—	—	—	1,213	3,241	4,454	—
Exchange differences	—	—	828	—	1,066	38	1,932	—
At March 31, 2023	—	(4,864,170)	(20,048)	(9,201)	(1,217,312)	(383,483)	(6,494,214)	(14,841)

At January 1, 2023	1,460,072	18,246,781	480,899	154,722	1,657,490	121,978	22,121,942	2,247
At March 31, 2023	1,420,582	18,638,278	478,426	152,022	1,608,083	118,069	22,415,460	2,941

    (i) The amount of transfers also includes a portion of R$52,137 of intangible assets that were reclassified to financial assets.

54

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)                  Amortization methods and useful lives

Intangible assets (except goodwill)	Annual amortization rate	03/31/2023	12/31/2022
Concession rights
Compass (i)	During the concession period and extension	11,975,154	11,614,163
Rumo (ii)	1.59%	6,663,124	6,632,618
		18,638,278	18,246,781

Operating license for port terminal	3.70%	41,832	44,305
Licenses and authorizations (iii)	Indefinite	436,594	436,594
		478,426	480,899
Brands and patents
Comma	Indefinite	47,975	47,929
Petrochoice (iii)	Indefinite	101,608	104,354
Tirreno (iii)	Indefinite	2,439	2,439
		152,022	154,722
Customers relationship
Compass	20.00%	283,902	285,423
Moove (iii)	5% to 30%	1,324,179	1,367,493
Others	20.00%	2	4,574
		1,608,083	1,657,490
Other
Software license	20.00%	68,407	65,108
Others	20.00%	49,662	56,870
		118,069	121,978

Total		20,994,878	20,661,870

(i)

Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession;

(ii)	Refers to Rumo's railway concession agreement. The amount will be amortized until the end of the concession in 2079;
(iii)

Authorization for: (i) installation of port terminal activities; operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids.

55

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.3.  CONTRACT ASSET

	Compass	Moove	Total
Balance as of December 31, 2022	1,110,335	8,380	1,118,715
Additions	302,908	11,613	314,521
Write-offs	(1,675)	(6,006)	(7,681)
Transfers to intangible assets (i)	(664,696)	—	(664,696)
At March 31, 2023	746,872	13,987	760,859

(i)  The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended March 31, 202, R$27,805 was transferred to the balance of internally generated intangibles. (R$20,833 in the period ended March 31, 2022).

a)   Capitalization of borrowing costs

During the period ended March 31, 2023, the indirect subsidiary Comgás capitalized R$21,681 at an average quarterly rate equivalent to 12.45% (accumulated annual average of 13.12%), compared to R$12,508 at average quarterly and annual rates of 10.30% and 11.87% respectively, for the period ended March 31, 2022.

11.4.  RIGHT-OF-USE ASSETS

	Consolidated							Parent Company
	Land, buildings, and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Railway and port infrastructure	Total	Total
Cost:
At January 1, 2023	453,718	268,470	943,096	85,949	34,743	7,961,141	9,747,117	37,901
Additions	5,188	6,559	—	—	843	—	12,590	—
Contractual readjustments	3,473	729	332	—	—	—	4,534	3,179
Write-offs	(1,718)	(888)	—	—	—	—	(2,606)	—
Assets held for sale	(1,397)	—	—	—	—	—	(1,397)	—
Exchange differences	3,126	(1,500)	—	—	(16)	—	1,610	—
At March 31, 2023	462,390	273,370	943,428	85,949	35,570	7,961,141	9,761,848	41,080

Amortization:
At January 1, 2023	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	(1,023,195)	(1,734,248)	(14,869)
Additions	(18,246)	(10,465)	(8,566)	(1,095)	(2,359)	(78,208)	(118,939)	(1,228)
Write-offs	(612)	—	—	—	—	—	(612)	—
Assets held for sale	668	—	—	—	—	—	668	—
Exchange differences	769	1,070	—	—	12	—	1,851	—
At March 31, 2023	(142,918)	(118,046)	(442,774)	(22,069)	(24,070)	(1,101,403)	(1,851,280)	(16,097)
								—
At January 1, 2023	328,221	159,819	508,888	64,975	13,020	6,937,946	8,012,869	23,032
At March 31, 2023	319,472	155,324	500,654	63,880	11,500	6,859,738	7,910,568	24,983

56

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.5.  INVESTMENT PROPOERTIES

The balances of properties held for sale and investment properties are shown below:

Investment properties
December 31, 2022	14,103,060
Additions	11,837
Transfers (i)	(67,566)
March 31, 2023	14,047,331

     (i) Transfers to the group of properties held for sale as per Note 8.2.

12. COMMITMENTS

Considering the current gas supply contracts, Compass Gás e Energia S.A. and its subsidiaries have a financial commitment that totaled an estimated present value of R$13,025,770, the amount of which includes the minimum volume established in the contract, for purchase of commodities and transportation, with a term until December 2032.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)     Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$ 6,100,000.

(ii)    Investments in Rumo Malha Central at R$ 645,573.

13.  CONCESSIONS PAYABLE

	03/31/2023	12/31/2022
Court discussion:
Rumo Malha Paulista S.A.	39,008	37,842
Rumo Malha Oeste S.A.	2,019,517	1,957,149
	2,058,525	1,994,991

Railroad concession:
Rumo Malha Paulista S.A.	1,176,936	1,138,076
	1,176,936	1,138,076

Concessions and grants:
Rumo Malha Sul S.A.	77,410	81,112
Rumo Malha Paulista S.A.	129,350	118,655
Rumo Malha Central S.A.	19,984	18,576
	226,744	218,343

Total	3,462,205	3,351,410

Current	269,655	256,759
Non-current	3,192,550	3,094,651
	3,462,205	3,351,410

57

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Leases and grants under IFRS16

	03/31/2023	12/31/2022
Leases:
Rumo Malha Sul S.A.	467,944	542,996
Rumo Malha Paulista S.A.	524,426	539,900
Rumo Malha Oeste S.A.	172,357	185,324
Portofer Transporte Ferroviário Ltda.	10,643	11,658
	1,175,370	1,279,878

Grants:
Rumo Malha Paulista S.A.	752,163	732,727
Rumo Malha Central S.A.	811,525	792,374
	1,563,688	1,525,101

Total	2,739,058	2,804,979

Current	351,173	350,719
Non-current	2,387,885	2,454,260
	2,739,058	2,804,979

14.  OTHER TAXES PAYABLE

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Tax debts installments	204,358	202,140	210,867	208,760
ICMS	—	43	269,305	271,688
COFINS	50,147	48,982	167,652	246,501
PIS	2,605	2,579	23,041	43,524
Social Security charges	35,879	29,416	53,094	42,186
IRRF	—	—	30,154	14,553
Others	1,221	6,676	88,895	86,517
	294,210	289,836	843,008	913,729

Current	143,189	141,216	687,098	760,041
Non-current	151,021	148,620	155,910	153,688
	294,210	289,836	843,008	913,729

58

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

15   INCOME TAXES

a)    Reconciliation of income and social contribution tax expenses

	Parent company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022

Profit before income tax and social contribution	(1,147,090)	460,370	385,452	624,947
Income tax and social contribution at nominal rate (34%)	390,010	(156,526)	(131,054)	(212,482)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(153,911)	257,084	365,853	37,008
Result of companies abroad	—	—	(16,351)	18,550
Operating profit	—	—	40,809	27,127
Interest on shareholders’ equity	—	(47,729)	50	(42,328)
Non-deductible expenses (donations, gifts, etc.)	—	—	(3,793)	(1,285)
Unrecognized tax losses and temporary differences	—	—	(46,972)	(107,434)
ICMS benefit - extemporaneous tax credits	—	—	5.525	147,435
ICMS benefit - current period	—	—	68.409	46,319
Dividend income (i)	—	—	136,936	—
Provision for non-realization of the benefit of the federative pact(ii)	—	—	(1,187,750)	—
Provision for non-realization of the benefit of the federative pact – interest and penalty(ii)	—	—	(101,135)	—
Other	(159)	(5,341)	22,926	13,959
Selic on indebtedness	7,019	2,332	42,363	24,020
Income tax and social contribution (current and deferred)	242,959	49,820	(804,184)	(49,111)

Effective rate - %	24.76%	(10.82%)	208.63%	7.86%

(i)Refers to dividends received from Vale S.A.

(ii)As of the 1st quarter of 2021, the Company, through its subsidiaries Comgás and Moove, began to calculate and use current and extemporaneous credits arising from the non-taxation of the benefit of reducing the ICMS calculation base. The subsidiary Comgás takes advantage of the reduction of the ICMS calculation base in the State of São Paulo, whose effective rate is reduced from 18% to the interval between 12 and 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,490 (“RICMS/SP”), as amended by State Decrees No. 62,399/2016 and 67,383/2022. The subsidiary Moove, on the other hand, makes use of ICMS deferrals provided for by art. 44, Book IV of the RICMS/RJ1 and by art. 1 of Decree 44,637/2014, in the domestic acquisition and import of base oil, an input for the production of lubricating oil.

These credits were used by the subsidiary based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all applicable case law, including the understanding signed in November 2017 by the 1st Section of the STJ regarding the application of the thesis of the federative pact, which began to be applied in repeated judgments of the 1st Panel of the STJ. On March 8, 2022, there was a decision on the subject in the 1st Panel of the STJ, favorable to the taxpayer, involving tax benefit of ICMS deferral, obtained by contract. On April 5, 2022, the 2nd Panel of the STJ ruled against the taxpayer, in a case involving a reduction in the ICMS tax base. After said divergence, the matter was set for judgment by the 1st Section of the STJ on April 26, 2023. Although a preliminary decision was issued by the STF determining the suspension of the effectiveness of the STJ judgment of April 26, the session took place and the ministers unanimously decided against the taxpayers and the thesis defended by the subsidiary. On May 4, 2023, the preliminary injunction was reconsidered by the Minister of the STF who granted it, after the decision of the STJ passed to be effective from April 26, 2023. Despite (i) the history of divergence between the 1st and 2nd Panels of the STJ, (ii) the fact that the STJ judgment has not yet been published, (iii) the possibility of opposing motions for clarification of the judgment, including to safeguard past taxable events, and also (iv) the possibility of discussing the topic before the STF, the subsidiary's administrators, with the data and facts existing at the time, observing the technical interpretation that governs the treatment of uncertainties regarding taxes on profit (ICPC22 and IFRIC 23), decided for the constitution of provision on March 31, 2023 due to the unfavorable decision with confirmation of present obligation at the end of the accounting period. The provision was constituted in the total restated amount of R$1,370,314 (R$1,072,858 of principal recorded under current income tax and R$297,456 of interest and fine recorded under financial result), in addition to R$114,891 of income tax and deferred social contribution, which includes the assessments received for the years 2015, 2016 and 2017 and the other credits used in the following years until March 31, 2023, plus the respective legal charges.

59

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)     Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Deferred tax assets from:
Income taxes losses	901,228	697,179	2,611,042	2,244,654
Negative base of social contribution	324,977	251,519	895,863	809,556

Temporary differences
Foreign exchange variation - Loans and financing	1,216,817	1,299,577	1,548,133	1,701,529
Provision for lawsuits	80,835	78,190	209,243	204,303
Impairment provision (Rumo Malha Oeste)	—	—	32,747	34,469
Post-employment benefit obligation	—	—	153,594	152,373
Provisions for uncertain tax credits and tax losses	—	—	31,219	31,880
Provision for non-recoverability of taxes	6,985	6,985	69,603	70,815
Share-based payment transactions	33,497	26,846	98,663	82,480
Leases	2,491	2,493	163,026	167,962
Unrealized loss with derivatives	—	—	467,830	674,554
Provisions for profit sharing	9,683	18,322	57,485	124,833
Business combination – property, plant and equipment	—	—	33,539	36,535
Business combination – intangible assets	—	—	—	119,060
Selic on indebtedness	48,160	77,645	53,234	100,264
Temporary differences	172,616	196,671	751,102	581,059
Other (ii)	790	1,607	280,149	507,151
Total	2,798,079	2,657,034	7,456,472	7,643,477

Deferred tax liabilities from:
Temporary differences
Useful life review	—	—	(415,007)	(401,926)
Business combination – property, plant and equipment	—	—	(75,769)	(76,263)
Tax goodwill	—	—	(360,713)	(359,100)
Unrealized income with derivatives	(191,856)	(249,206)	(272,649)	(226,243)
Fair value adjustment on debts	—	—	(507,828)	(548,726)
Marketable securities	—	—	(537,241)	(1,150,916)
Investment properties	—	—	(379,620)	(391,382)
Capitalized interest	—	—	(127,434)	(108,616)
Effects on the formation of joint venture	(105,836)	(106,254)	(105,836)	(106,254)
Business combination - fixed/intangible assets	—	—	(4,621,483)	(4,486,211)
Post-employment obligations	—	—	(4,594)	(4,594)
Leases	2,491	495	(11,934)	(11,797)
Provisions	9,683	815	(23,635)	(79,092)
Other (ii)	(442,493)	(445,264)	(625,467)	(687,601)
Total	(728,011)	(799,414)	(8,069,210)	(8,638,721)
Total deferred taxes recorded	2,070,068	1,857,620	(612,738)	(995,244)
Deferred tax assets	2,070,068	1,857,620	4,613,907	4,474,124
Deferred tax liabilities	—	—	(5,226,645)	(5,469,368)
Total deferred, net	2,070,068	1,857,620	(612,738)	(995,244)

60

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers mainly to deferred expenses at Malha Central (R$137,503) and Malha Norte (R$49,950).
(ii)	Refers mainly to the tax loss recognized in the capital contribution in a controlled company.

c)              Changes in deferred tax assets and liabilities

Assets:

	Parent Company
	Tax loss and negative base	Employee benefits	Provisions	Leases	Others	Total
Balance as of December 31, 2022	948,698	45,168	281,846	2,493	1,378,829	2,657,034
Credited / charged from income for the period	277,507	(1,988)	(21,410)	(2)	(30,302)	223,805
Foreign exchange differences	—	—	—	—	(82,760)	(82,760)
Balance as of March 31, 2023	1,226,205	43,180	260,436	2,491	1,265,767	2,798,079

Liabilities:

	Parent Company
	Effects on the formation of jointly-owned subsidiaries	Unrealized income with derivatives	Others	Total
Balance as of December 31, 2022	(106,254)	(249,206)	(443,954)	(799,414)
Credited / charged from income for the period	418	57,350	13,583	71,351
Recognized in shareholders' equity	—	—	52	52
Balance as of March 31, 2023	(105,836)	(191,856)	(430,319)	(728,011)

				2,070,068

Assets:	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Others	Total
Balance as of December 31, 2022	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the period	452,695	1,221	(51,165)	171,388	(4,936)	(206,724)	(119,060)	(277,028)	(33,609)
Foreign exchange differences	—	—	—	—	—	—	—	(153,396)	(153,396)
Balance as of March 31, 2023	3,506,905	153,594	156,148	1,093,914	163,026	467,830	—	1,915,055	7,456,472

Liabilities:	Consolidated
	Effects on the formation of joint venture	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
Balance as of December 31, 2022	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Credited / charged from income for the period	418	—	(135,272)	(46,406)	(13,081)	40,898	(137)	55,457	672,126	574,003
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	(4,492)	(4,492)
Balance as of March 31, 2023	(105,836)	(4,594)	(4,621,483)	(272,649)	(415,007)	(507,828)	(11,934)	(23,635)	(2,106,244)	(8,069,210)

Total deferred taxes recorded										(612,738)

61

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.  PROVISION FOR PROCEEDINGS AND JUDICIAL DEPOSITS

As of March 31, 2023 and December 31, 2022, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Tax	228,272	227,481	753,766	747,647
Civil, environmental and regulatory	62,850	53,835	642,796	662,052
Labor	66,014	68,041	397,505	391,487
	357,136	349,357	1,794,067	1,801,186

	Judicial deposit
	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Tax	327,113	327,354	596,303	585,988
Civil, environmental and regulatory	15,587	15,644	95,761	92,411
Labor	17,030	17,565	135,096	136,045
	359,730	360,563	827,160	814,444

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	227,481	53,835	68,041	349,357
Provisioned in the year	222	12,526	515	13,263
Write-offs by reversal / payment	(2,080)	(1,043)	(2,409)	(5,532)
Interest (i)	2,649	(2,468)	(133)	48
At March 31, 2023	228,272	62,850	66,014	357,136

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	747,647	662,052	391,487	1,801,186
Provisioned in the period	7,304	24,161	31,862	63,327
Write-offs by reversal / payment	(6,495)	(35,525)	(39,633)	(81,653)
Conversion effect	(1)	(5)	—	(6)
Transfers	—	3,793	607	4,400
Interest (i)	5,311	(11,680)	13,182	6,813
At March 31, 2023	753,766	642,796	397,505	1,794,067

62

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)    Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)    Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Compensation with FINSOCIAL	—	—	316,122	312,721
INSS	73,615	72,389	106,955	98,657
ICMS credit	63,819	63,093	128,441	125,723
PIS and COFINS	28,329	27,954	29,464	30,446
IPI	54,854	54,430	61,351	60,852
IRPJ and CSLL	1,075	1,065	12,938	11,676
Other	6,580	8,550	98,495	107,572
	228,272	227,481	753,766	747,647
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, additional compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

 b)     Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Tax	5,058,113	5,034,867	16,197,681	16,079,589
Civil, environmental and regulatory	1,056,098	1,015,125	6,940,964	6,597,105
Labor	22,633	23,972	779,233	782,080
	6,136,844	6,073,964	23,917,878	23,458,774

63

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Civil, environmental and regulatory:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Civil	998,518	972,966	3,425,972	3,336,284
Environmental	57,580	42,159	1,853,041	1,764,671
Regulatory	—	—	1,661,951	1,496,150
	1,056,098	1,015,125	6,940,964	6,597,105

Tax:

	Parent Company		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Isolated fine - Federal taxes	—	—	636,566	762,613
IRPJ/CSLL (i) | (ii)	1,330,389	1,296,481	6,445,450	6,297,550
ICMS - Tax on circulation of goods	1,220,047	1,264,685	2,998,927	2,987,853
IRRF	1,402	1,389	1,389,311	1,366,268
PIS and COFINS	1,345,703	1,322,277	2,614,081	2,556,050
MP 470 installment of debts	246,801	246,000	390,678	388,166
Stock Grant Plan	—	—	69,842	68,846
IOF on loans	—	—	152,978	149,323
Reward Credit Compensation	139,905	138,753	139,905	138,753
IPI - Tax on industrialized products	228,761	227,184	378,354	374,274
INSS	83,802	90,049	154,477	161,037
Others	461,303	448,049	827,112	828,856
	5,058,113	5,034,867	16,197,681	16,079,589

(i)	Assessment notice drawn up by the Federal Revenue of Brazil against Cosan Lubrificantes e Especialidades S.A. in the amount of R$104,926 referring to the collection of income tax and social contribution, due to the disallowance of goodwill expenses amortized in 2017 and 2018. An objection was filed demonstrating the legality of the operation, considering the legal, commercial and economic factors that demonstrate the objective commercial and economic substance of the operation, which was carried out between independent parties and with effective payment of the price.

(ii)	End of the administrative discussion and start of the judicial discussion regarding the official assessment of income tax and social contribution resulting from the disallowance of goodwill expenses amortized in 2009 to 2011. Addition of R$109,429 due to the inclusion of the claim in overdue debts.

Beside the effect indicated in note 15 item (ii), the Company did not identify any other effects of IFRIC 23 / ICPC 22 - Uncertainty about Treatment of Income Taxes that could have an impact on the accounting policies of the Company and its subsidiaries or these interim financial statements. No provision was recorded in accordance with CPC 25/IAS 37 because the Company and its subsidiaries' legal counsel determined the probability of loss to be possible, with a remote loss bias.

64

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

17.  SHAREHOLDERS’ EQUITY

a)      Share capital

On March 31, 2023, the subscribed capital is R$8,402,544 (R$8,402,544 on December 31, 2022), fully paid-up, and represented by 1,874,070,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

As of March 31, 2022, the Company's share capital comprises the following:

	Common shares
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	26,194,142	1.40%
Free float	1,168,123,157	62.33%
Outstanding shares	1,866,630,241	99.60%
Treasury shares	7,440,691	0.40%
Total	1,874,070,932	100.00%

b)     Treasury shares

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program with a term of up to November 9, 2023, covering up to 110,000,000 common shares, or 9.39% of the total marketable shares. In accordance with applicable law, repurchased shares may be used to satisfy obligations arising from potential exercise of share-based compensation plans, holding in treasury, sale, or cancellation.

On March 31, 2023, the Company held 7,440,691 shares with a market price of R$15.09 (7,432,832 shares on December 31, 2022). This increase refers to the return of shares that were allocated to members of share-based compensation plans.

c)      Dividends

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2022	609,456	—	609,456
Declared dividends	229,596	52,632	282,228
Dividends received	(266,624)	(46,103)	(312,727)
At March 31, 2023	572,428	6,529	578,957

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2022	161,147	—	161,147
Declared dividends	42,769	463,419	506,188
Other movements	(55,433)	—	(55,433)
Dividends received	(6,748)	(405,926)	(412,674)
At March 31, 2023	141,735	57,493	199,228

65

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

ii.     Payable

	Parent Company	Consolidated
At D ecember 31, 2022	279,979	892,006
Proposed Dividends	—	17,076
Dividends paid	—	(102,712)
At March 31, 2023	279,979	806,370

d)     Other comprehensive income

	03/31/2022	Comprehensive income (loss)	03/31/2023
Loss on cash flow hedge	(1,361,895)	1,585	(1,360,310)
Foreign currency translation differences	2,010,914	(241,448)	1,769,466
Actuarial gains (losses) of defined benefit plan	(219,663)	3,195	(216,468)
Deferred tax on actuarial losses of defined benefit plan	74,685	(1,086)	73,599
Loss on measurement of derivative financial instruments	(45,631)	—	(45,631)
Change in the fair value of a financial assets	77,152	—	77,152
Deferred tax on changes in fair value of a financial assets	(26,232)	—	(26,232)
Total	509,330	(237,754)	271,576
Attributable to:
Owners of the Company	567,546	(183,425)	384,121
Non-controlling interest	(58,216)	(54,329)	(112,545)

	12/31/2022	Comprehensive (loss) income	03/31/2022
Loss on cash flow hedge	(1,362,618)	(2,764)	(1,365,382)
Foreign currency translation differences	1,093,366	294,358	1,387,724
Actuarial gains (losses) of defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Loss on measurement of derivative financial instruments	(45,631)	—	(45,631)
Change in the fair value of a financial assets	43,220	225	43,445
Deferred tax on changes in fair value of a financial assets	(14,695)	—	(14,695)
Total	(484,354)	308,939	(175,415)
Attributable to:
Owners of the Company	(521,609)	380,015	(141,594)
Non-controlling interests	37,255	(71,076)	(33,821)

66

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

18.  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	03/31/2023	03/31/2022
(Loss) Income attributable to holders of common shares of the Company used in calculating basic earnings per share	(904,131)	510,190

Diluting effect of the share-based plan of subsidiaries	(59)	—

(Loss) Income attributable to holders of common shares of the Company used in the calculation of diluted earnings per share	(904,190)	510,190

Weighted average number of common shares outstanding (in thousands of shares)
Basic	1,866,630	1,868,618
Dilutive effect of the share-based plan	—	6,239
Share repurchases	(16,829)	—

Diluted	1,849,801	1,874,857

Earnings per share
Basic	(R$ 0.4844)	R$ 0.2730
Diluted	(R$ 0.4888)	R$ 0.2721

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

In the period ended March 31, 2023, 16,828,688 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share as they increase loss per share.

Anti-dilution instruments

In the period ended March 31, 2023, 5,951,142 shares related to the Company's stock option plan were not considered in the diluted earnings per share analysis as they would have an anti-dilutive effect.

67

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

19. NET SALES

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	03/31/2023	03/31/2022
Gross revenue from the sale of products and services	11,174,573	9,334,448
Construction revenue	302,908	205,769
Indirect taxes and other deductions	(1.846.154)	(1.635.330)
Net sales	9,631,327	7,904,887

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	03/31/2023	03/31/2022
At a point in time
Natural gas distribution	4,045,459	3,666,727
Electricity trading	—	56,292
Lubricants and base oil	2,469,908	1,621,904
Others	324,934	127,735
	6,840,301	5,472,658
Over time
Railroad transportation services	2,274,298	2,111,483
Container operations	109,530	94,880
Construction revenue	302,908	205,769
Services rendered	117,265	35,789
	2,804,001	2,447,921

Eliminations	(12,975)	(15,692)

Total net sales	9,631,327	7,904,887

Seasonality of operations

The Company's segments “Gas and Power” and “Logistics” segments are subject to fluctuations due to the seasonality of operations, as shown below:

Gas and Power

Activities in the natural gas commercialization and distribution segment are subject to seasonality. While the months from December to March are marked by a drop in gas consumption, between the months of April and November there is a significant increase in consumption, due to the winter season and the acceleration of industrial production.

Logistics

Rumo's activities are subject to the natural seasonality of agricultural commodities. Most of the soybean crop exports take place between January and August, while the transportation of the corn crop (mainly for export) is concentrated between May and December. These fluctuations have a significant impact on the demand for transporting these commodities. For this reason, Rumo normally has a higher volume transported in the second and third quarters of each year, and a lower volume transported in the off-season, that is, in the first and fourth quarters of each year.

68

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

20.  COSTS AND EXPENSES BY NATURE

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by nature/purpose is as follows:

	Parent Company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Raw materials	—	—	(1,929,198)	(1,298,725)
Commodity cost (natural gas)	—	—	(3,081,744)	(2,850,843)
Electricity purchased for resale	—	—	—	(63,242)
Railroad transport and port elevation expenses	—	—	(671,667)	(644,603)
Other transport	—	—	(119,499)	(28,866)
Depreciation and amortization	(3,422)	(3,690)	(785,219)	(754,862)
Personnel expenses	(60,601)	(44,216)	(652,851)	(496,214)
Construction cost	—	—	(302,908)	(205,769)
Expenses with third-party services	(6,132)	(4,709)	(236,090)	(192,242)
Business expenses	—	—	(10,207)	(8,372)
Other	(16,486)	(12,577)	(232,650)	(207,713)
	(86,641)	(65,192)	(8,022,033)	(6,751,451)
Cost of sales	—	—	(7,132,517)	(6,189,236)
Selling expenses	—	—	(339,733)	(176,389)
General and administrative expenses	(86,641)	(65,192)	(549,783)	(385,826)
	(86,641)	(65,192)	(8,022,033)	(6,751,451)

21.  OTHER INCOME (EXPENSES), NET

	Parent company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Extemporaneous tax credits	—	—	4,225	28,771
Loss on disposals of non-current assets and intangible assets	—	—	(793)	(9,272)
Net effect of provisions for legal proceedings	(22,465)	(13,973)	(63,627)	(93,837)
Other income (i)	52,512	5,889	435,712	22,163
Other	(11,860)	(20,527)	(13,624)	(48,541)
	18,187	(28,611)	361,893	(100,716)

(i)                  On March 31, 2023, the balance is mainly composed of dividends receivable from Vale S.A. in the amount of R$ 402,752.

69

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

22. FINANCE RESULTS, NET

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Cost of gross debt
Interest and monetary variation	(203,387)	(191,004)	(1,317,709)	(1,061,338)
Net foreign exchange variation on debts	—	638,437	598,813	2,875,738
Financial result with derivatives and fair value (i)	(344,066)	(1,756,776)	170,409	(2,415,575)
Amortization of borrowing costs	(2,007)	(2,612)	(14,684)	(147,706)
Guarantees and warranties	—	—	(8,920)	(12,574)
	(549,460)	(1,311,955)	(572,091)	(761,455)
Income from financial investments and exchange rate variation in cash and cash equivalents	48,474	38,593	449,263	370,630
Changes in fair value of investments in listed entities	—	—	(1,804,928)	—
	48,474	38,593	(1,355,665)	370,630

Cost of debt, net	(500,986)	(1,273,362)	(1,927,756)	(390,825)
Other charges and monetary variations
Interest on other receivables	13,897	10,697	99,556	80,563
Monetary variation of other financial assets	501	(406)	501	(15,356)
Interest on other payables	—	—	(152,362)	(83,780)
Interest on leases	(885)	(1,012)	(96,873)	(80,874)
Interest on shareholders’ equity	—	(1,282)	—	(1,282)
Interest on contingencies and contracts	(38,997)	(6,930)	(418,300)	(90,032)
Interest on sectoral assets and liabilities	—	—	(19,956)	—
Bank charges and other	(10,514)	(8,744)	3,593	10,974
Foreign exchange, net	(88,969)	1,089,840	(257,517)	48,648
	(124,967)	1,082,163	(841,358)	(131,139)
Finance results, net	(625,953)	(191,199)	(2,769,114)	(521,964)
Reconciliation
Finance expenses	(428,483)	(309,687)	(4,255,260)	(734,188)
Finance income	68,474	50,012	600,662	579,076
Exchange variation	243,142	1,582,295	585,342	2,754,031
Net effect of derivatives	(509,086)	(1,513,819)	300,142	(3,120,883)
Finance results, net	(625,953)	(191,199)	(2,769,114)	(521,964)

(i)                  On March 31, 2023, the cost of banking operations with derivatives was R$247,163.

70

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS

	Consolidated
	03/31/2023	12/31/2022
Defined contribution
Future II	299	332
Defined benefit
Future	128,857	127,351
Health Insurance	451,746	448,157
	580,603	575,508
	580,902	575,840

24. SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Plans that are settled in shares and cash. As of March 31, 2023, the Group has the following share-based payment arrangements:

Grants made in 2023

•              Share grant program (liquidated in shares)

In the period ended of March 31, 2023, the following Grant Program was established:

Program	Conditions for vesting
Cosan – Partners

3 years of service from the grant date and the achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered). Performance shares will have a specific base weight, according to the target established by the Board of Directors and retention shares will be granted annually for a period of 5 years.

71

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
7/31/18	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
7/31/19	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
7/31/20	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
09/10/2021 - Invest II	Cosan S.A.	4	5,283,275	(1,320,820)	3,962,455	22.24
10/11/2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
07/31/2022 - Invest I	Cosan S.A.	3	846,506	—	846,506	18.74
11/22/22	Cosan S.A.	5	377,173	—	377,173	17.14
1/30/23	Cosan S.A.	5	7,796,135	—	7,796,135	16.62
			16,678,272	(1,455,180)	15,223,092
7/31/19	Comgás	4	83,683	(16,227)	67,456	79.00
			83,683	(16,227)	67,456
8/01/18	Rumo S.A.	5	1,149,544	(455,931)	693,613	13.94
8/15/19	Rumo S.A.	5	843,152	(256,757)	586,395	22.17
11/11/20	Rumo S.A.	5	776,142	(228,056)	548,086	20.01
5/05/21	Rumo S.A.	5	1,481,000	(421,875)	1,059,125	20.84
9/15/21	Rumo S.A.	3	1,560,393	(154,818)	1,405,575	18.19
9/01/22	Rumo S.A.	3	1,781,640	(15,463)	1,766,177	20.36
9/01/22	Rumo S.A.	-	146,909	(146,909)	—	20.36
			7,738,780	(1,679,809)	6,058,971
Share-based compensation plan (settled in cash)
07/31/2019 - Invest	Moove	5	132,670	—	132,670	50.79
07/31/2020 - Invest	Moove	5	106,952	—	106,952	61.89
07/31/2021 - Invest	Moove	3	80,729	—	80,729	102.73
07/31/2022 - Invest	Moove	3	77,967	—	77,967	135.05
07/31/2022 - Special Program	Moove	4	615,362	—	615,362	50.05
8/01/21	TRSP	3	37,135	—	37,135	25.46
8/01/21	Compass Comercialização	3	34,817	—	34,817	25.46
8/01/21	Compass Gás e Energia	2	168,666	—	168,666	25.46
8/01/21	Compass Gás e Energia	3	29,395	—	29,395	25.46
11/01/21	Compass Gás e Energia	3	1,627,760	—	1,627,760	25.46
11/01/21	Comgás	3	190,173	—	190,173	25.46
2/01/22	Compass Gás e Energia	3	87,960	—	87,960	25.59
8/01/22	Compass Gás e Energia	3	817,662	—	817,662	25.59
8/01/22	Compass Comercialização	3	30,118	—	30,118	25.59
8/01/22	TRSP	3	30,927	—	30,927	25.59
			4,068,293	—	4,068,293

Total			28,569,028	(3,151,216)	25,417,812

a)      Reconciliation of outstanding share grants

72

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The change in outstanding share grants is as follows:

	Parent company	Consolidated
Balance as of December 31, 2022	7,426,957	17,876,508
Granted	7,796,135	7,796,135
Exercised/canceled/others	—	(254,831)
Balance as of March 31, 2023	15,223,092	25,417,812

b)     Fair value measurement

The weighted average fair value of the shares granted during the period ended March 31, 2023, and the year ended December 31, 2022 as well as the key assumptions used to apply the Black and Scholes model were as follows:

	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Key premises:
Market price on the grant date	16.62	17.14	34.85	29.20	29.20	29.20	34.85	29.20	20.56	20.56
Interest rate	6.82%	6.82%	N/A	N/A	N/A	N/A	N/A	N/A	11.53%	11.53%
Volatility	36.50%	36.50%	N/A	N/A	N/A	N/A	N/A	N/A	27.70%	27.70%

c)      Expense recognized in profit or loss

Share-based compensation expenses included in profit or loss for the periods ended March 31, 2023, and 2022 were R$39,719 and R$25,734, respectively.

25.  SUBSEQUENT EVENTS

Fifth issue of Cosan debentures

On April 20, 2023, Cosan issued debentures for a total principal amount of R$ 1,000,000 in a single series bearing interest at a rate equal to DI plus 2.4% p.a. and maturing in April 2028, with the principal due at maturity and interest paid periodically.

STJ Decision on the Grant

On April 26, 2023, the matter was submitted to judgment by the 1st Section of the STJ. By unanimity, the STJ aligned itself to the position of the 2nd Panel (RESP 1.968.755/PR) and defined as impossible to exclude ICMS-related tax benefits - such as tax base reduction, rate reduction, exemption, deferral, among others - from the IRPJ and CSLL tax bases, among others. The effects of this event are disclosed in Note 15.

73

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Deliberations of the Shareholders’ Ordinary General Meeting

On April 27, 2023, the following was approved at the Shareholders’ Annual General Meeting, as well as other topics on the agenda:

  Distribution of dividends

The distribution of minimum mandatory and additional dividends in the total amount of R$800,000;

  Legal reserve

For the constitution of a legal reserve, the amount of R$58,802 corresponding to 5% (five percent) of the net income for the year, pursuant to article 193 of the Corporation Law;

  Statutory reserve

And the remaining portion related to the fiscal year ended December 31, 2022 will be allocated to the Company's Special Reserve in the amount of R$488,252, as provided for in article 33, item (iv) of the Company's Bylaws.

Deliberation of the Extraordinary General Meeting

On April 27, 2023, the Shareholders’ Extraordinary General Meeting approved, as well as other topics on the agenda, the increase in the Company's capital stock by capitalizing amounts from profit reserves, in the amount of R$280,000.

Election to Vale's Board of Directors

On April 28, 2023, at Vale's Annual General Meeting, the CEO of Cosan S.A. Luis Henrique Cals de Beauclair Guimarães was elected to be a member of Vale's Board of Directors.

74

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer